The information in this prospectus supplement is not complete and may change. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and the selling stockholders are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 18, 2002

Prospectus Supplement

(to Prospectus dated April 5, 2002)

Filed pursuant to Rule 424(b)(3)

Commission File No. 333-85178
3,910,000 Shares

Common Stock

        Certain stockholders of Charlotte Russe are offering 3,910,000 shares of common stock in a firmly underwritten offering. Charlotte Russe will not receive any of the proceeds of shares of common stock sold by the selling stockholders. We will pay for all expenses relating to the offer and sale of these shares of common stock, except that the selling stockholders will pay the selling commissions.

      Our common stock is traded on the Nasdaq National Market® under the symbol “CHIC.” On April 17, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $27.08 per share.

      Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 in this prospectus supplement and on page 3 of the accompanying prospectus.

	Per Share	Total

Offering Price	$	$

Discounts and Commissions to Underwriters	$	$

Offering Proceeds to the Selling Stockholders	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The selling stockholders have granted the underwriters the right to purchase up to an additional 586,500 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of common stock to investors on                   , 2002.

Banc of America Securities LLC	Robertson Stephens

Credit Suisse First Boston

U.S. Bancorp Piper Jaffray

Wachovia Securities

               , 2002

PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF COMMON STOCK
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.Organization and Summary of Significant Accounting Policies
2.Fixed Assets
3.Notes Receivable from Officers
4.Credit Arrangements
5.Subordinated Notes Payable to Related Parties
6.Commitments
7.Equity
8.Income Taxes
9.Supplemental Cash Flows Disclosures
10.Related Party Transactions
11.Employee Savings Plan
12.Earnings Per Share
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.Basis of Presentation
2.Net Income Per Common Share
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

      This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

Prospectus Supplement

Prospectus

i

PROSPECTUS SUPPLEMENT SUMMARY

      You should read the following summary together with the more detailed information regarding Charlotte Russe and the common stock being offered in this offering and our consolidated financial statements and accompanying notes elsewhere in this prospectus supplement and the accompanying prospectus. Our fiscal year consists of the 52 or 53 week period ending on the last Saturday in September. All references to fiscal years refer to the fiscal year ending in the calendar year indicated. For example, fiscal 2001 refers to the fiscal year ended September 29, 2001 and our current fiscal year refers to the fiscal year ending September 28, 2002. Our fiscal year ended September 30, 2000 included 53 weeks compared to 52 weeks for all other fiscal years for which we provide results of operations in this prospectus supplement.

Our Business

      We are a rapidly growing, mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women between the ages of 15 and 35. We have two distinct, established store concepts, “Charlotte Russe” and “Rampage,” and we are currently testing an additional store concept, “Charlotte’s Room.” As of March 30, 2002, we operated a total of 224 stores throughout 29 states and Puerto Rico. Through our fashion content, merchandise mix, exciting store layout and design and striking merchandise presentation, we project fashion attitudes that appeal to customers from a broad range of socioeconomic, demographic and cultural profiles. In addition, the breadth of our merchandise enables our customers to assemble coordinated and complete outfits that satisfy many of their lifestyle needs. We believe that our test-and-reorder strategy, together with our use of primarily domestic vendors, enables us to anticipate, identify and capitalize upon the fashion preferences of our target customers.

      Our Charlotte Russe stores offer fashionable, affordable apparel and accessories that have been tested and accepted by the marketplace, thus appealing to women who prefer established fashion trends. Our Rampage stores feature emerging fashion trends and thus appeal to women with a flair for making fashion statements and who are willing to pay somewhat higher prices to create a cutting edge look. These two store concepts are located primarily in high-visibility, center court mall locations in spaces that average approximately 7,300 square feet. These stores, which are generally twice as large as those of most of our direct mall-based competitors, are designed to create an environment that is exciting to shop and accentuates the fashion, breadth and value of our merchandise selection. Our Charlotte’s Room stores, which feature accessories, gifts and home décor items for the fashion-driven 11 to 17 year old, average approximately 3,200 square feet and are designed to create an ageless, playful shopping environment.

      We opened our first Charlotte Russe store in 1975 in Carlsbad, California and slowly expanded to 35 stores in southern California, Arizona and Nevada by the end of fiscal 1996. In September 1996, we were acquired by two funds managed by Saunders Karp & Megrue Partners, LLC, a private equity investment firm, and Bernard Zeichner, our Chairman and Chief Executive Officer.

      We subsequently implemented a series of strategic initiatives to position us to support an accelerated store rollout. We hired a number of senior executives with national retail experience to complement our existing senior management team and significantly upgraded our management information systems, distribution systems and facilities. We also launched our second distinct retail concept by acquiring 16 stores in five states from Rampage Retailing, Inc. These initiatives, combined with superior store economics that on average have historically generated a cash return on investment of approximately 90% in the first year of operation, allowed us to significantly grow our store base and net sales. In light of the recent economic conditions, we are targeting future store openings that will generate, on average, cash returns on investment in excess of 80% in the first year of operation.

      Since our initial public offering in October 1999, we have continued to open new stores for our Charlotte Russe and Rampage concepts on an accelerated basis. Since the beginning of fiscal 2000, we added 118 new Charlotte Russe and Rampage stores. As of March 30, 2002, we operated 224 stores throughout 29 states and Puerto Rico, which includes ten Charlotte’s Room stores. Our net sales increased to $324.8 million in fiscal 2001 from $70.7 million in fiscal 1996, representing a compound annual growth rate of 35.7%. During the six months ended March 30, 2002, we increased our net sales to $198.0 million from $157.1 million in the comparable period in the prior fiscal year, representing a 26.1% increase.

Our Business Strategy

      The elements of our business strategy combine to create a merchandise assortment and overall shopping experience that has broad consumer appeal, is highly portable and differentiates us from our competitors. The principal elements of our business strategy include:

•	offering fashionable, quality merchandise at prices generally 20% to 30% below most of our direct mall-based competitors;

•	maintaining distinct brand images based on fashion attitude, value pricing and quality, especially through our proprietary Charlotte Russe and private label merchandise;

•	targeting a highly desirable market of 15 to 35 year old women, which represents a large and growing consumer segment of the United States population;

•	offering a broad, exciting merchandise assortment that conveys a consistent fashion attitude;

•	capitalizing on strong store economics, which we have consistently achieved across a variety of mall types throughout the United States;

•	leveraging our highly experienced management team and existing infrastructure to support continued national expansion; and

•	actively managing inventory through a test-and-reorder strategy designed to minimize our exposure to fashion cycles and to contribute to rapid inventory turnover and strong gross margins.

Recent Developments

      Following are recent initiatives we have undertaken in support of our business strategy:

      Further strengthened our management team. During the past year we promoted Harriet Bailiss-Sustarsic to President and Chief Merchandising Officer and we appointed Mark Hoffman as Senior Executive Vice President and Chief Operating Officer. Mr. Hoffman was formerly Chief Operating Officer of Pacific Sunwear. With these key appointments we believe our management team is fully positioned to capitalize on the strength of the Charlotte Russe and Rampage concepts and to successfully execute our business strategy.

      Continued to open new stores at a rapid rate. The key to our growth strategy is our rapid rate of expansion in our Charlotte Russe and Rampage store base. We intend to open at least 55 stores in fiscal 2002. As of March 31, 2002 we have already opened 36 of these stores and have completed our site selection and evaluation for the remainder. We believe we have significant opportunity for continued aggressive store roll-out. Accordingly, we intend to continue to increase our number of Charlotte Russe and Rampage stores by approximately 25-30% per year for at least the next few years.

      Opened new distribution center to support Charlotte Russe stores. The timely and efficient distribution of merchandise to our stores is critical to the success of our test-and-reorder strategy. Our new 265,000 square foot distribution center located in Ontario, California opened in early April 2002 and is currently servicing our Charlotte Russe stores. Both of our distribution centers are equipped with modern inventory management systems, and together these facilities have the distribution capacity to adequately service planned store growth for the next several years.

      Continued to leverage our disciplined approach to inventory management. During the second half of fiscal 2001 and the first half of fiscal 2002, we experienced slower than desired sales trends due to a confluence of several factors. A weak economic climate negatively impacted mall traffic, and these trends were exacerbated by the September 2001 terrorist attacks. At the same time, fashion trends became more focused on denim styles in almost all categories of merchandise, making it difficult for our merchandising team to achieve historical levels of successful tests of new items and to achieve traditional levels of sales velocities from those items that tested successfully. Despite the slow sales environment, we maintained our disciplined approach to inventory management and turnover throughout these four quarters. As a result we delivered strong product-level gross margins during each of these quarters, and during the second quarter of fiscal 2002 we returned to posting year-over-year earnings growth. We believe the recent climate has demonstrated the strength of our approach to inventory management and that our approach will continue to allow us to respond effectively to an ever-changing business environment.

Our Address

      We are incorporated in Delaware, and our principal executive offices are located at 4645 Morena Boulevard, San Diego, CA 92117. Our telephone number is (858) 587-1500.

The Offering

Common stock offered by selling stockholders	3,910,000 shares

Common stock outstanding	21,180,683 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock.

Nasdaq National Market symbol	CHIC

      The number of shares of common stock outstanding is as of March 30, 2002 and excludes (i) 1,890,700 shares of our common stock subject to options outstanding as of such date at a weighted average exercise price of $7.69 per share and (ii) 1,965,440 shares of our common stock subject to warrants outstanding as of such date at an exercise price of $1.00 per share.

Summary Consolidated Financial and Operating Data

	Fiscal Year Ended			Six Months Ended

	Sept. 25,	Sept. 30,	Sept. 29,	March 31,	March 30,
	1999	2000(1)	2001	2001	2002

				(unaudited)

	(dollars in thousands, except per share data and sales per square foot)
Statement of Income Data:
Net sales	$177,459	$245,260	$324,825	$157,080	$198,008
Cost of goods sold	119,141	165,917	226,066	107,101	142,886

Gross profit	58,318	79,343	98,759	49,979	55,122
Selling, general and administrative expenses	34,062	46,055	63,114	30,743	37,217
Amortization of goodwill	895	895	895	448	—

Operating income	23,361	32,393	34,750	18,788	17,905
Interest income (expense), net	(2,376)	(70)	425	209	83
Other charges, net	(270)	(270)	(314)	(140)	(148)

Income before income taxes and extraordinary item	20,715	32,053	34,861	18,857	17,840
Income taxes	8,701	12,982	13,370	7,449	6,957

Income before extraordinary item	12,014	19,071	21,491	11,408	10,883
Extraordinary loss from early debt retirement	(519)	(311)	—	—	—

Net income	$11,495	$18,760	$21,491	$11,408	$10,883

Earnings per share(2):
Basic earnings per share:
Income before extraordinary item	$0.66	$0.95	$1.04	$0.56	$0.52

Net income	$0.63	$0.93	$1.04	$0.56	$0.52

Diluted earnings per share:
Income before extraordinary item	$0.57	$0.83	$0.92	$0.49	$0.46

Net income	$0.54	$0.82	$0.92	$0.49	$0.46

Weighted average shares outstanding(2):
Basic	18,304	20,084	20,596	20,440	20,888
Diluted	21,234	22,845	23,428	23,285	23,608
Selected Operating Data:
Number of stores open at end of period	96	136	188	156	224
Average square footage per store(3)	7,541	7,380	7,169	7,272	7,095
Sales per square foot(4)	$282	$286	$277	$144	$133
Comparable store sales increase (decrease)(5)	6.7%	2.8%	(1.7)%	4.4%	(8.1)%
Average store sales (in thousands)(6)	$2,138	$2,129	$2,010	$1,059	$943

As of
March 30,
2002

(unaudited)
Balance Sheet Data:
Working capital	$3,823
Total assets	163,906
Total long-term debt	—
Total stockholders’ equity(7)	115,046

(1)	Our results of operations for fiscal 2000 included 53 weeks.

(2)	See Notes 1 and 12 of notes to the consolidated financial statements for the method used to calculate the net income per share and weighted average shares outstanding.

(3)	Our average square footage per store is based on all open stores at the end of the period.

(4)	Our sales per square foot consists of net sales divided by the time weighted average of gross square footage of all open stores.

(5)	Our comparable store percentages are based on net sales, and stores are considered comparable beginning on the first day of the month following the fourteenth full month of sales.

(6)	Our average store sales are based on the time weighted average of all open stores in the period.

(7)	Stockholders’ equity will be reduced by the expenses of this offering of approximately $375,000.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and under the caption “Risk Factors” beginning on page 3 in the accompanying prospectus, as well as other information in this prospectus supplement and in the accompanying prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and operating results could suffer. In this case, the trading price of our common stock could decline and you could lose all or part of your investment.

The market price of our common stock may be materially adversely affected by market volatility.

      The market price of our common stock has been, and is expected to continue to be, highly volatile, both because of actual and perceived changes in our financial results and prospects and because of general volatility in the stock market. The factors that could cause fluctuations in our stock price may include, among other factors discussed in this section, the following:

•	actual or anticipated variations in comparable store sales or quarterly operating results;

•	changes in financial estimates by research analysts;

•	actual or anticipated changes in the United States economy or the retailing environment;

•	changes in the market valuations of other specialty apparel or retail companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and

•	actual or anticipated sales of common stock by existing stockholders, whether in the market or in subsequent public offerings.

The public sale of our common stock by existing stockholders could adversely affect the price of our common stock.

      The market price of our common stock could decline as a result of market sales by our existing stockholders after this offering or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have made statements under the captions “Prospectus Supplement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus supplement and the accompanying prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “predicts,” “future,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies, anticipated trends in our business and consumer preferences, as well as projections relating to our anticipated rate of new store openings, anticipated store opening costs, average cash return on investment, capital expenditures, inventory turnover rates and vendor delivery times. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in this prospectus supplement and in the accompanying prospectus.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of our common stock in this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock has been quoted on the Nasdaq National Market under the symbol “CHIC” since October 20, 1999. The following table sets forth, for the periods indicated, the high and low closing sales prices of the common stock as reported by the Nasdaq National Market.

	High	Low

Fiscal year ended September 30, 2000:
First Quarter (From October 20, 1999)	$17.375	$11.875
Second Quarter	21.750	10.625
Third Quarter	18.125	8.188
Fourth Quarter	14.375	10.000
Fiscal year ended September 29, 2001:
First Quarter	16.313	10.875
Second Quarter	31.000	15.875
Third Quarter	39.150	17.770
Fourth Quarter	25.380	11.000
Fiscal year ended September 28, 2002:
First Quarter	19.750	12.100
Second Quarter	27.750	16.220
Third Quarter (Through April 17, 2002)	27.810	23.830

      On April 17, 2002, the closing price of our common stock as reported by the Nasdaq National Market was $27.08.

      We do not intend to declare or pay a cash dividend on our common stock in the foreseeable future. We currently intend to retain earnings to finance future operations and expansions. Our revolving credit facility restricts our ability to pay cash dividends.

CAPITALIZATION

      The following table sets forth our capitalization as of March 30, 2002. This table contains unaudited information and should be read in conjunction with the consolidated financial statements and the accompanying notes thereto appearing elsewhere in this prospectus supplement.

As of
March 30, 2002

(in thousands)
Total long-term debt	$—

Stockholders’ equity:
Preferred stock, par value $0.01 per share; 3,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized and 21,180,683 shares issued and outstanding(1)	212
Additional paid-in capital(2)	41,859
Deferred compensation	(225)
Retained earnings	73,200

Total stockholders’ equity	115,046

Total capitalization	$115,046

(1)	Excludes (i) 1,890,700 shares of our common stock subject to options outstanding as of March 30, 2002 at a weighted average exercise price of $7.69 per share and (ii) 1,965,440 shares of our common stock subject to warrants outstanding as of such date at an exercise price of $1.00 per share.

(2)	Stockholders’ equity will be reduced by the expenses of this offering of approximately $375,000.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus supplement. The selected consolidated balance sheet data as of September 30, 2000 and September 29, 2001 and the selected consolidated statement of income data for the three years in the period ended September 29, 2001 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus supplement. The selected consolidated balance sheet data as of September 27, 1997, September 26, 1998 and September 25, 1999 and the selected consolidated statement of income data for each of the two years in the period ended September 26, 1998 were derived from audited financial statements that are not included in this prospectus supplement. The selected consolidated balance sheet data as of March 31, 2001 and March 30, 2002 and the selected consolidated statement of income data for the six months ended March 31, 2001 and March 30, 2002 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus supplement. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which in the opinion of our management are necessary for the fair presentation of our consolidated financial position and results of operations for those periods. Our results for the six months ended March 30, 2002 are not necessarily indicative of the results that may be expected for the entire year or for any future period.

	Fiscal Year Ended					Six Months Ended

	Sept. 27,	Sept. 26,	Sept. 25,	Sept. 30,	Sept. 29,	March 31,	March 30,
	1997	1998	1999	2000(1)	2001	2001	2002

						(unaudited)

	(dollars in thousands, except per share data)
Statement of Income Data:
Net sales	$81,543	$134,091	$177,459	$245,260	$324,825	$157,080	$198,008
Cost of goods sold	50,723	93,142	119,141	165,917	226,066	107,101	142,886

Gross profit	30,820	40,949	58,318	79,343	98,759	49,979	55,122
Selling, general and administrative expenses	17,168	26,989	34,062	46,055	63,114	30,743	37,217
Amortization of goodwill	815	895	895	895	895	448	—
Predecessor shareholders’ salaries	1,200	—	—	—	—	—	—

Operating income	11,637	13,065	23,361	32,393	34,750	18,788	17,905
Interest income (expense), net	(2,279)	(3,026)	(2,376)	(70)	425	209	83
Other charges, net	(315)	(280)	(270)	(270)	(314)	(140)	(148)

Income before income taxes and extraordinary item	9,043	9,759	20,715	32,053	34,861	18,857	17,840
Income taxes	3,987	4,245	8,701	12,982	13,370	7,449	6,957

Income before extraordinary item	5,056	5,514	12,014	19,071	21,491	11,408	10,883
Extraordinary loss from early debt retirement	—	—	(519)	(311)	—	—	—

Net income	$5,056	$5,514	$11,495	$18,760	$21,491	$11,408	$10,883

Earnings per share(2):
Basic earnings per share:
Income before extraordinary item	$0.28	$0.30	$0.66	$0.95	$1.04	$0.56	$0.52

Net income	$0.28	$0.30	$0.63	$0.93	$1.04	$0.56	$0.52

Diluted earnings per share:
Income before extraordinary item	$0.25	$0.27	$0.57	$0.83	$0.92	$0.49	$0.46

Net income	$0.25	$0.27	$0.54	$0.82	$0.92	$0.49	$0.46

Weighted average shares outstanding(2):
Basic	18,300	18,300	18,304	20,084	20,596	20,440	20,888
Diluted	19,992	20,668	21,234	22,845	23,428	23,285	23,608

	Fiscal Year Ended					Six Months Ended

	Sept. 27,	Sept. 26,	Sept. 25,	Sept. 30,	Sept. 29,	March 31,	March 30,
	1997	1998	1999	2000(1)	2001	2001	2002

						(unaudited)

	(dollars in thousands, except sales per square foot)
Selected Operating Data:
Number of stores open at end of period	41	74	96	136	188	156	224
Average square footage per store(3)	8,206	7,601	7,541	7,380	7,169	7,272	7,095
Sales per square foot(4)	$268	$272	$282	$286	$277	$144	$133
Comparable store sales increase (decrease)(5)	5.1%	(5.8)%	6.7%	2.8%	(1.7)%	4.4%	(8.1)%
Average store sales (in thousands)(6)	$2,222	$2,095	$2,138	$2,129	$2,010	$1,059	$943
Balance Sheet Data:
Working capital (deficiency)	$(2,676)	$(1,239)	$(7,218)	$(4,625)	$2,443	$7,304	$3,823
Total assets	57,128	74,427	88,569	108,505	147,421	126,527	163,906
Total long-term debt	22,325	27,600	18,000	—	—	—	—
Total stockholders’ equity	23,980	29,445	40,037	74,494	102,191	90,013	115,046

(1)	Our results of operations for fiscal 2000 included 53 weeks.

(2)	See Notes 1 and 12 of the notes to the consolidated financial statements for the method used to calculate the net income per share and weighted average shares outstanding.

(3)	Our average square footage per store is based on all open stores at the end of the period.

(4)	Our sales per square foot consists of net sales divided by the time weighted average of gross square footage of all open stores.

(5)	Our comparable store percentages are based on net sales, and stores are considered comparable beginning on the first day of the month following the fourteenth full month of sales.

(6)	Our average store sales are based on the time weighted average of all open stores in the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and other financial information appearing elsewhere in this prospectus supplement.

Overview

      We were founded in 1975 and opened our first store in Carlsbad, California. By September 1996, we had developed into a regional retailer with 35 stores in three states. On September 26, 1996, two funds managed by Saunders Karp & Megrue Partners, LLC, a private equity investment firm, acquired the business from its founders with the intention of pursuing an accelerated national new store expansion program. Bernard Zeichner, who had joined us as President in May 1996, shared the belief that a significant opportunity existed to leverage the strength of our new store economics by further penetrating existing markets and expanding the chain into other regions of the country. We subsequently implemented a series of strategic initiatives to position us to support an accelerated store rollout. We hired a number of senior executives with national retail experience to complement our existing senior management team and significantly upgraded our management information systems, distribution systems and facilities. In September 1997, we launched our second distinct retail concept by acquiring 16 stores in five states from Rampage Retailing, Inc.

      Since our initial public offering in October 1999, we have continued to open new stores for our Charlotte Russe and Rampage concepts on an accelerated basis. Since the beginning of fiscal 2000, we added 118 new Charlotte Russe and Rampage stores. As of March 30, 2002, we operated 224 stores throughout 29 states and Puerto Rico, which includes ten Charlotte’s Room stores. Our net sales increased to $324.8 million in fiscal 2001 from $70.7 million in fiscal 1996, representing a compound annual growth rate of 35.7%. During the six months ended March 30, 2002, we increased our net sales to $198.0 million from $157.1 million in the comparable period in the prior fiscal year, representing a 26.1% increase.

Results of Operations

      The following table sets forth our operating results, expressed as a percentage of sales, and store information for the periods indicated.

	Fiscal Year Ended			Six Months Ended

	Sept. 25,	Sept. 30,	Sept. 29,	March 31,	March 30,
	1999	2000	2001	2001	2002

				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	67.1	67.6	69.6	68.2	72.2

Gross profit	32.9	32.4	30.4	31.8	27.8
Selling, general and administrative expenses	19.2	18.8	19.4	19.6	18.8
Amortization of goodwill	0.5	0.4	0.3	0.2	0.0

Operating income	13.2	13.2	10.7	12.0	9.0
Interest income (expense), net	(1.3)	0.0	0.1	0.1	0.1
Other charges, net	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)

Income before income taxes and extraordinary item	11.7	13.1	10.7	12.0	9.0
Income taxes	4.9	5.3	4.1	4.7	3.5

Income before extraordinary item	6.8	7.8	6.6	7.3	5.5
Extraordinary loss from early debt retirement	(0.3)	(0.1)	0.0	0.0	0.0

Net income	6.5%	7.7%	6.6%	7.3%	5.5%

Number of stores open at end of period	96	136	188	156	224

Six Months Ended March 30, 2002 Compared to Six Months Ended March 31, 2001

      Net Sales. Our net sales increased to $198.0 million from $157.0 million, an increase of $41.0 million, or 26.1%, over the same period last year. This increase reflects $52.7 million of additional net sales from the 36 new stores opened during the six months ended March 30, 2002, as well as other stores opened in prior fiscal years that did not qualify as comparable stores. This increase was partially offset by an 8.1% decrease in our comparable store sales, which resulted in decreased sales of $11.7 million compared to the same period in the prior fiscal year. Net sales during the six months ended March 30, 2002 were positively affected by Easter occurring two weeks earlier than in the prior fiscal year.

      Gross Profit. Gross profit represents net sales less cost of goods sold, which includes buying, distribution and occupancy costs. Our gross profit increased to $55.1 million from $50.0 million, an increase of $5.1 million, or 10.3%, over the same period last year. This increase was the result of higher net sales, offset in part by decreased gross profit margins. As a percentage of net sales, gross profit decreased to 27.8% from 31.8%. The decrease as a percentage of net sales was principally due to higher occupancy expenses and markdown expenses. Although the opening of the Ontario, CA distribution center did not impact gross profit during the six months ended March 30, 2002, gross profits during the balance of fiscal 2002 will be offset by increased expenses related to the operation of the distribution center.

      Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased to $37.2 million from $30.7 million, an increase of $6.5 million, or 21.1%, over the same period last year. This increase was attributable to new store expansion, increased corporate expenses and higher marketing expenses. As a percentage of net sales, selling, general and administrative expenses decreased to 18.8% from 19.6%, primarily due to the impact of leveraging corporate expenses over a higher sales base.

      Amortization of Goodwill. Our amortization of goodwill was discontinued as of the first quarter of fiscal 2002; therefore, this expense decreased $0.4 million compared to the same period last year.

      Income Taxes. Our effective tax rate of 39.0% approximates our statutory income tax rates.

      Net Income. Our net income decreased to $10.9 million from $11.4 million, a decrease of $0.5 million, or 4.6%, from the same period last year. This decrease was primarily due to the increase in gross profit being more than offset by an increase in selling, general and administrative expenses.

Year Ended September 29, 2001 Compared to Year Ended September 30, 2000

      Net Sales. Our results for the fiscal year ended September 29, 2001 included 52 weeks of operations while our results for the fiscal year ended September 30, 2000 included 53 weeks of operations. Our net sales increased to $324.8 million from $245.3 million, an increase of $79.5 million, or 32.4%, over the prior fiscal year. This increase reflects $83.3 million of additional net sales from the 54 new stores opened during fiscal 2001, as well as other stores opened in prior fiscal years that did not qualify as comparable stores. This increase was partially offset by a 1.7% decrease in our comparable store sales, which resulted in decreased sales of $3.8 million compared to the prior fiscal year. If we exclude the additional week in fiscal 2000, our total sales would have increased 35.0% over the comparable 52-week period of the prior fiscal year.

      Gross Profit. Our gross profit increased to $98.8 million from $79.3 million, an increase of $19.5 million, or 24.5%, over the prior fiscal year. This increase was the result of higher net sales, offset in part by decreased gross profit margins. As a percentage of net sales, gross profit decreased to 30.4% from 32.4%. The decrease as a percentage of net sales was principally due to higher occupancy expenses and markdown expenses, partially offset by higher initial markups.

      Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased to $63.1 million from $46.1 million, an increase of $17.0 million, or 37.0%, over the prior fiscal year. This increase was attributable to new store expansion, increased corporate expenses and higher marketing expenses. As a percentage of net sales, selling, general and administrative expenses increased to 19.4% from 18.8%, primarily due to higher store operating expenses and marketing expenses.

      Amortization of Goodwill. Our amortization of goodwill expense remained constant at $0.9 million during these two fiscal years.

      Income Taxes. Our effective tax rate of 39.5%, before taking into account a $0.4 million reversal of income tax expense, compares to an effective tax rate of 40.5% for the prior fiscal year. During fiscal 2001, we settled an audit with the IRS by agreeing to pay less than had previously been anticipated; and, accordingly, we reduced our liability for taxes payable by $0.4 million. Our effective tax rate exceeds statutory tax rates due to non-deductible amortization of goodwill associated with the acquisition of our business in September 1996.

      Net Income. Our net income increased to $21.5 million from $18.8 million, an increase of $2.7 million, or 14.6%, over the prior fiscal year. This increase was primarily due to an increase in gross profit and was partially offset by an increase in selling, general and administrative expenses, and an increase in income taxes.

Year Ended September 30, 2000 Compared to Year Ended September 25, 1999

      Net Sales. Our results for the fiscal year ended September 30, 2000 included 53 weeks of operations while our results for the fiscal year ended September 25, 1999 included 52 weeks of operations. Our net sales increased to $245.3 million from $177.5 million, an increase of $67.8 million, or 38.2%, over the prior fiscal year. This increase was attributable primarily to $63.0 million of additional net sales for the 40 new stores opened during fiscal 2000, as well as other stores opened in prior fiscal years that did not qualify as comparable stores. Our comparable store sales increased 2.8% and contributed $4.8 million to the net sales increase during fiscal 2000. If we exclude the additional week in fiscal 2000, our total sales would have increased 35.6% over the comparable 52-week period of the prior fiscal year.

      Gross Profit. Our gross profit increased to $79.3 million from $58.3 million, an increase of $21.0 million, or 36.1%, over the prior fiscal year. This increase was the result of higher net sales, offset in part by decreased gross profit margins. As a percentage of net sales, gross profit decreased to 32.4% from 32.9%. The decrease as a percentage of net sales was principally due to higher markdowns, occupancy expenses and inventory shrink expenses, partially offset by higher initial markups and lower freight expenses.

      Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased to $46.1 million from $34.1 million, an increase of $12.0 million, or 35.2%, over the prior fiscal year. This increase was attributable to new store expansion, increased corporate expenses and higher marketing expenses. As a percentage of net sales, selling, general and administrative expenses decreased to 18.8% from 19.2%, primarily due to the impact of leveraging corporate expenses over a higher sales base.

      Amortization of Goodwill. Our amortization of goodwill expense remained constant at $0.9 million during these two fiscal years.

      Income Taxes. Our effective tax rate of 40.5% compares to an effective tax rate of 42.0% for the prior fiscal year. Our effective tax rate exceeds statutory tax rates due to non-deductible amortization of goodwill associated with the acquisition of our business in September 1996.

      Net Income. Our net income increased to $18.8 million from $11.5 million, an increase of $7.3 million, or 63.2%, over the prior fiscal year. This increase was primarily due to an increase in gross profit and was partially offset by an increase in selling, general and administrative expenses, an increase in income taxes and a $0.3 million charge relating to the early repayment of a secured bank credit facility.

Quarterly Results and Seasonality

      We have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our net sales and operating income. As is the case with many retailers of apparel and related merchandise, our business is subject to seasonal influences, characterized by strong sales during the back-to-school, Easter and winter holiday seasons. The strength of each of these three seasons generally provides relatively balanced sales during our first, third and fourth fiscal quarters. We typically experience lower net sales and net income during the second quarter of each fiscal year. Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including the timing of new store openings, fashion trends and shifts in timing of certain holidays.

      The following table includes our unaudited quarterly results of operations data for each of the two quarters during the six months ended March 30, 2002 and for each of the eight quarters during the two-year period ended September 29, 2001. This data has been derived from our unaudited consolidated financial statements. The fourth quarter of the fiscal year ended September 30, 2000 includes an additional week of operations compared to the 13 weeks of operations for each of the other fiscal quarters presented below. We believe that this information has been prepared on the same basis as our audited consolidated financial statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the selected quarterly information when read in conjunction with our audited consolidated financial statements and the notes to those statements included elsewhere in this prospectus supplement. The operating results for any particular quarter are not necessarily indicative of the operating results for any future period.

	Fiscal Year 2000				Fiscal Year 2001				Fiscal Year 2002

	Three Months Ended				Three Months Ended				Three Months Ended

	Dec. 25,	Mar. 25,	June 24,	Sept. 30,	Dec. 30,	Mar. 31,	June 30,	Sept. 29,	Dec. 29,	March 30,
	1999	2000	2000	2000	2000	2001	2001	2001	2001	2002

				(14 Weeks)

	(dollars in thousands)
Statement of Operations Data:
Net sales	$62,931	$47,268	$58,695	$76,366	$93,043	$64,037	$78,406	$89,339	$111,938	$86,070
Gross profit	21,308	13,620	18,698	25,717	31,347	18,632	22,994	25,786	32,293	22,829
Operating income	9,168	3,704	7,403	12,118	13,552	5,236	7,893	8,069	12,275	5,630
Income before extraordinary item	5,210	2,283	4,356	7,222	8,048	3,360	4,789	5,294	7,380	3,503
Net income	4,899	2,283	4,356	7,222	8,048	3,360	4,789	5,294	7,380	3,503
As a Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	33.9	28.8	31.9	33.7	33.7	29.1	29.3	28.9	28.8	26.5
Operating income	14.6	7.8	12.6	15.9	14.6	8.2	10.1	9.0	11.0	6.5
Net income	7.8	4.8	7.4	9.5	8.6	5.2	6.1	5.9	6.6	4.1
Operating Data:
Comparable store sales increase	6.4%	3.0%	0.6%	1.5%	3.7%	5.4%	(6.6)%	(7.4)%	(12.1)%	(2.8)%
Stores open at end of period	109	112	123	136	151	156	177	188	212	224

Liquidity and Capital Resources

      Our capital requirements result primarily from capital expenditures related to new store openings. We have historically satisfied our cash requirements principally through cash flow from operations, although we have also used borrowings under prior credit facilities in the past for acquisitions, including our acquisition and the acquisition of the Rampage stores. Due to the rapid turnover of our inventory, we generate trade payables and other accrued liabilities sufficient to offset our working capital requirements, and this allows us to generally operate with negative working capital. As of March 30, 2002, we had working capital of approximately $3.8 million, which included cash and cash equivalents of $11.5 million.

      During fiscal years 1999, 2000 and 2001, our net cash provided by operations was $27.8 million, $27.8 million and $36.4 million. Our net cash provided by operations was $17.2 million for the six months ended March 31, 2001, as compared to $19.8 million for the six months ended March 30, 2002. In fiscal 2001 and the six months ended March 30, 2002, our net cash provided by operations increased as a result of increased operating earnings and increased current liabilities. Our cash used in investing activities related to new store openings, the upgrade of our information systems and other corporate expenditures was

$14.5 million, $24.0 million and $33.1 million in fiscal 1999, 2000 and 2001. Our cash used in investing activities for the six months ended March 30, 2002 was $19.1 million, including $9.8 million for the build-out of our Ontario, California distribution center.

      During fiscal 1999, we repaid $11.0 million of our 12.5% subordinated debt owed to two funds managed by Saunders Karp & Megrue Partners, LLC, although net borrowings under our revolving credit facility rose only $1.4 million during the same period. In fiscal 2000, we repaid the remaining $18.0 million balance under the revolving credit facility using the $13.5 million net proceeds of our initial public offering and cash flows from operations.

      Based on our experience with store openings for our two established concepts, we estimate that the average net investment to open these new stores is approximately $450,000, which includes capital expenditures, net of landlord contributions, and initial inventory, net of payables. During the first year of operations, our stores opened from October 1996 to March 2001 generated store-level operating cash flow in excess of $400,000, representing an average cash return on investment of approximately 90%. In light of the recent economic conditions, we are targeting future store openings that will generate, on average, cash returns on investment in excess of 80% in the first year of operation. After taking into account new store investments, distribution center expenditures, store remodelings, and corporate capital projects, total capital expenditures for fiscal 2002 are projected to be approximately $33.0 million.

      Our unsecured revolving credit facility with Fleet National Bank, as agent, provides us with a $15.0 million revolving line of credit under which borrowed funds bear interest at either the Eurodollar rate plus 1.00% or the base rate of Fleet National Bank, at our option, subject to certain adjustments. At March 30, 2002, no outstanding balance existed under the revolving credit facility. The revolving credit facility requires that we maintain certain financial ratios such as: total liabilities to earnings before interest, taxes, depreciation and amortization; fixed charges coverage; and minimum net worth.

      We believe that cash flows from operations, our current cash balance and funds available under our revolving credit facility will be sufficient to meet our working capital needs and contemplated capital expenditure requirements for fiscal 2002. If our cash flow from operations should decline significantly or if we should accelerate our store expansion program, it may be necessary for us to seek additional sources of capital.

Quantitative and Qualitative Disclosures About Market Risk

      Our market risks relate primarily to changes in interest rates. We bear this risk in two specific ways. First, our revolving credit facility carries a variable interest rate that is tied to market indices and, therefore, our statement of income and our cash flows will be exposed to changes in interest rates. As of March 30, 2002, we had no borrowings against our credit facility. However, we may borrow additional funds under our revolving credit facility as needed.

      The second component of interest rate risk involves the short-term investment of excess cash in short-term, investment-grade interest-bearing securities. These investments are considered to be cash equivalents and are shown that way on our balance sheet. If there are changes in interest rates, those changes would affect the investment income we earn on these investments and, therefore, impact our cash flows and results of operations.

Inflation

      We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot assure you, however, that our business will not be affected by inflation in the future.

Critical Accounting Policies and Estimates

      “Management’s Discussion and Analysis of Financial Condition and Results of Operations” discusses our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reported periods.

      On an on-going basis, management evaluates its estimates and judgments regarding inventories, receivables, fixed assets, intangible assets, accrued liabilities, income taxes and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. The results from this evaluation form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, alternative estimates and judgments could be derived which would differ from the estimates being used by management. Actual results could differ from any or all of these estimates.

      As a retailer of women’s apparel and accessories, our financial statements are affected by several critical accounting policies, many of which affect management’s use of estimates and judgments, as described in the Notes to the Consolidated Financial Statements. We sell merchandise directly to retail customers and recognize revenue at the point of sale. Customers have the right to return merchandise to us, and we maintain a reserve for the financial impact of returns which occur subsequent to the current reporting period.

      Our merchandise is initially offered for sale at a regular price, but is often marked down prior to the ultimate sale of all such units. We utilize the retail method of accounting for our inventory valuation that inherently reduces the inventories’ carrying value as markdowns are initiated. In addition, we maintain a reserve for the financial impact of markdowns that we believe are likely to be encountered in the future. If actual demand or market conditions are more or less favorable than those projected by management, the level of the reserve for future markdowns would be subject to change in subsequent reporting periods.

      We have recorded a goodwill asset that arose from the acquisition of our business in September 1996. This asset is tested for possible impairment on at least an annual basis in accordance with SFAS No. 142, Goodwill and Other Intangibles. The carrying value of investments in our stores and other operations is reviewed for impairment on at least an annual basis in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. In prior years, we established reserves for stores which have been closed, and no other stores are contemplated for closure at this time. Should the business prospects for our company or stores deteriorate, or if we decide not to continue to develop our Charlotte’s Room concept, write downs of these assets might be required.

BUSINESS

      We are a rapidly growing, mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women between the ages of 15 and 35. We have two distinct, established store concepts, “Charlotte Russe” and “Rampage,” and we are currently testing an additional store concept, “Charlotte’s Room.” As of March 30, 2002, we operated a total of 224 stores throughout 29 states and Puerto Rico. Through our fashion content, merchandise mix, exciting store layout and design, and striking merchandise presentation, we project fashion attitudes that appeal to customers across age and socioeconomic boundaries. Our Charlotte Russe stores offer fashionable, affordable apparel and accessories that have been tested and accepted by the marketplace, thus appealing to women who prefer established fashion trends. Our Rampage stores feature emerging fashion trends and thus appeal to women with a flair for making fashion statements and who are willing to pay somewhat higher prices to create a cutting-edge look. Our Charlotte Russe and Rampage stores are located predominantly in high-visibility, center court mall locations in spaces that average approximately 7,300 square feet. These stores, which are generally twice as large as those of most of our direct mall-based competitors, are designed to create an environment that is exciting to shop and accentuates the fashion, breadth and value of our merchandise selection. Our ten test Charlotte’s Room stores, which feature accessories, gifts and home décor items for the fashion-driven 11 to 17 year olds, average approximately 3,200 square feet and are designed to create an ageless, playful shopping environment.

      Our broad assortment of merchandise is centered around styles that are affordable, feminine and reflect the latest fashion trends. Our breadth of merchandise enables our customers to assemble coordinated and complete outfits that satisfy many of their lifestyle needs. Both our Charlotte Russe and Rampage store concepts offer merchandise at value-oriented prices, generally 20% to 30% less than prices for comparable items offered by most of our direct mall-based competitors. Over 80% of our Charlotte Russe merchandise is sold under the Charlotte Russe label and over 90% of our Rampage merchandise is sold under our proprietary label. The remainder of our merchandise at these stores consists of nationally-recognized brands popular with our customers.

We are becoming a leading national specialty retailer.

      Since our acquisition in September 1996, we have conducted an accelerated store opening program. As of March 30, 2002, we operated 224 stores throughout 29 states and Puerto Rico. Based on our successful track record, favorable demographic trends and a solid infrastructure, we believe we are positioned for continued growth over the next several years. We plan to continue to open new Charlotte Russe and Rampage stores at a rapid rate, with at least 55 new Charlotte Russe and Rampage stores planned for fiscal year 2002. We have already opened 36 stores and have completed our site selection and evaluation process for the remaining stores. We expect to open these new stores in existing markets as well as in markets in which we currently do not have a presence. Additionally, we intend to continue to test our Charlotte’s Room concept through our ten existing stores.

      We rely on exciting in-store graphics and window displays to convey our fashion-forward orientation in both our Charlotte Russe and Rampage stores. We have also leveraged these successful marketing efforts to promote awareness of our Charlotte Russe brands on a national level through a national print marketing campaign. Through both our store expansion and marketing strategies, we are becoming a leading national specialty retailer of affordable fashion-forward apparel and accessories for youthful-minded women.

Our business strategy differentiates us from our competitors.

      The elements of our business strategy combine to create a merchandise assortment that appeals to consumers from a broad range of socioeconomic, demographic and cultural profiles and that differentiates us from our competitors. We believe this broad consumer appeal, coupled with our superior new store cash returns on investment, creates a highly portable store concept and a significant opportunity for growth. The principal elements of our business strategy include the following:

      Offer Consistent Value Pricing. We offer a broad assortment of fashionable, quality merchandise at prices generally 20% to 30% below most of our direct mall-based competitors. We employ this value-pricing strategy across both of our established store concepts, with an average sales price for apparel items at our Charlotte Russe and Rampage stores of approximately $18.00 and $30.00, respectively. Because our prices are affordable and our merchandise quality is comparable to higher priced specialty retailers and department stores, we create a strong perception of value that has enabled us to build a broad and loyal base of customers.

      Maintain Distinct Brand Images. We have created focused and differentiated brand images based on fashion attitude, value pricing and quality. These images are consistently communicated through all aspects of our business, including merchandise assortments, in-store visual merchandising and marketing materials. We also enhance brand recognition by offering over 80% of our Charlotte Russe merchandise under the Charlotte Russe label and over 90% of our Rampage merchandise under our proprietary label. We believe that both of our established brands provide opportunities for expansion of our current merchandise categories and entry into new product categories. We intend to develop the Charlotte’s Room brand and any additional proprietary brands with distinct images so that they can be expanded in the same manner.

      Target a Highly Desirable Market. Our Charlotte Russe and Rampage stores target women between the ages of 15 and 35, a broad and large group that is expected to grow over the next ten years. While our target customer base is expected to grow, a core group of our target market, the teenage and early twenties population, is expected to grow at a rate faster than that of the overall United States population according to the United States Census Bureau. We believe that an increase in minimum wage and easier access to credit cards will continue to contribute to substantial growth in the buying power of our target market.

      Offer Broad, Exciting Merchandise Assortment. Our merchandising strategy is founded on offering a broad assortment of apparel and accessories that conveys a consistent fashion attitude. Our merchandise includes ready-to-wear apparel such as knit and woven tops, dresses, shorts, pants and skirts, as well as accessories such as shoes, handbags and jewelry that enable our customers to create distinct ensembles complemented by color coordinated and fashion-forward items. Our merchandise assortment is voguish enough to attract teenage customers and yet stylish enough to retain those women as they mature into young adults. We maintain a fresh and exciting shopping environment by frequently introducing new merchandise into our stores and by regularly updating our merchandise displays. In addition, our stores provide a comfortable and spacious environment that accentuates the breadth of our merchandise offerings.

      Capitalize on Strong Store Economics. Based on our experience with recent store openings for our two established concepts, we estimate that the average net investment to open these new stores is approximately $450,000, which includes capital expenditures, net of landlord contributions, and initial inventory, net of payables. During their first year of operations, our new stores opened from October 1996 to March 2001 generated average net sales of approximately $1.8 million and store-level operating cash flow in excess of $400,000, or approximately 22.0% of net sales. Accordingly, these stores generated an average cash return on investment of approximately 90% in their first year of operation. In light of the recent economic conditions, we are targeting future store openings that will generate, on average, cash returns on investment in excess of 80% for the first year of operation.

      Leverage Highly Experienced Management Team. We believe our management is positioned to capitalize on the strong economics of the Charlotte Russe and Rampage concepts and to successfully execute our national expansion program. Our five executive officers have an average of more than 23 years of retailing experience, including experience with national retailers such as Contempo Casuals, Guess?, Pacific Sunwear, Claire’s Stores and Price Club. In addition, our 13 Vice Presidents average 13 years of retailing experience, and 9 years of experience with us.

      Actively Manage Inventory. The cornerstone of our merchandising strategy is our test-and-reorder philosophy. This strategy allows us to minimize our inventory risk by ordering small quantities of fashion merchandise to test customer acceptance before placing larger purchase commitments. Our test-and-reorder strategy is successful in large part because we deal primarily with domestic vendors, which in our experience has generally resulted in short lead times of three to six weeks. These short lead times, together with our ability to monitor store sales on a daily basis, permit us to quickly react to sell-through trends and fashion preferences. We have one of the highest inventory turn rates in the industry and we believe that our approach to managing our merchandise mix has contributed to strong gross margins and lower-than-average markdown rates.

Our target customers are young, fashion-conscious women.

      We target young, fashion-conscious women. Our Charlotte Russe customer is a woman who desires understandable trends at substantial value. She is a hip teenager seeking the current fashion trends, as well as the fashionable working woman looking for career dressing. Regardless of her age, the Charlotte Russe customer is feminine and body conscious. Our Rampage stores cater to women with definitive fashion sense who set rather than follow trends. Our Rampage customer is hip, eclectic, body conscious and tapped into pop culture. She wants her look to be cutting-edge, while recognizing the value of competitive pricing. Our Charlotte’s Room customer is a fashion-driven 11 to 17 year old or a hip cross-over customer. She wants accessories and home décor items to satisfy her ever-changing lifestyle wants and needs.

We offer established fashion and cutting-edge merchandise.

      Charlotte Russe. Our Charlotte Russe stores provide an exciting, fashionable assortment of merchandise that complements virtually every facet of our customers’ lifestyle. Our merchandise reflects established fashion trends and includes a broad offering of ready-to-wear apparel, including knit and woven tops, dresses, shorts, pants and skirts, as well as seasonal items such as prom dresses and outerwear. This product assortment allows us to be fashionable enough to attract teenage customers and yet stylish enough to retain customers as they become young working women. We believe Charlotte Russe stores offer a higher percentage of dresses as compared to other specialty retailers to better meet our customers’ broad lifestyle needs for casual, social, career and special occasion wear. Our typical dresses range in price from $19.99 to $59.00. By offering a product mix that reflects a more mature stage of the fashion cycle, our Charlotte Russe stores are able to learn from the experience of our Rampage stores with emerging trends in order to more quickly identify fashion that has a broad market appeal. Charlotte Russe stores also offer a broad assortment of accessories, such as lingerie, shoes, jewelry, handbags and cosmetics. Our expansive accessories category enables us to offer the convenience of one-stop shopping to our customers, enabling them to complement their ready-to-wear clothing with color coordinated items and fashion-forward accessories. Over 80% of the merchandise sold in these stores carries the Charlotte Russe label. Our average sales price for apparel items is $18.00, and the average sales price for all of our merchandise, including accessories, is $14.00.

      Rampage. Our Rampage stores offer essentially the same breadth of ready-to-wear apparel as our Charlotte Russe stores, but the merchandise reflects emerging trends and therefore a more cutting-edge look. There is also less emphasis on the career customer in our Rampage stores. The retail prices for our typical dresses range from $39.00 to $59.00. Over 90% of the Rampage merchandise is offered under our proprietary label. We work with our vendors to design a majority of the merchandise that is carried in our Rampage stores. We also have established a standard fit for all of our apparel to ensure consistent sizing among our merchandise. Our Rampage stores also offer specialty accessories that complement our higher-end merchandise. By offering the latest in emerging fashions, our Rampage stores are able to command price points that are higher than those of Charlotte Russe, but still below those of our competitors. The average sales price for apparel items in our Rampage stores is $30.00, and the average sales price for all of our merchandise, including accessories, is $24.00.

      Charlotte’s Room. In addition to our apparel retail concepts, we are also testing our Charlotte’s Room concept, which targets 11 to 17 year-olds. We offer a breadth of products that enable this customer to complement her fashionable appearance with fashion-forward accessories, as well as create a fresh and playful bedroom atmosphere expressive of her distinct personality. We carry a wide assortment of gifts and accessories, as well as a limited assortment of novelty apparel and sleepwear items.

Our visual merchandising strengthens our brand name and creates an exciting shopping environment.

      Our merchandising presentation for our retail apparel concepts communicates a clear fashion point-of-view to our customers and encourages the purchase of coordinated outfits. Our visual merchandising team for the Charlotte Russe and Rampage stores also makes use of mannequins in store windows as well as on the selling floor to enhance our merchandise presentation.

      Within our Charlotte Russe stores, we seek to create an inviting environment for our broad product offerings. We generally group our apparel merchandise by color and fashion trend and we typically present accessories as in-store boutiques. While shopping the store, our customer will observe that our merchandise extends to her various lifestyle needs, including casual, club and career wear, as well as lingerie, shoes and accessories. We believe that presenting apparel merchandise by color and fashion trend, when accompanied with boutiques of various accessories, creates an attractive atmosphere for our customers and that the breadth and depth of our product offerings makes us a destination location for their shopping needs.

      At our Rampage stores, we employ an equally effective visual merchandising strategy in order to capture the interest of our customers. Our Rampage merchandise is generally grouped by color and fashion trend to keep the stores vibrant, hip and visually stimulating. Our stores are larger than most of our competitors’, and we take advantage of our store size by providing an expansive and diverse offering of merchandise. Our store window displays and in-store graphics accentuate the fashion, quality and cutting-edge style of our merchandise.

      As with our other concepts, we intend to build brand awareness for Charlotte’s Room from the inside out. Our unique store design uses blue, white and silver tones to create an ageless, playful environment. We reinforce our in-store atmosphere by incorporating the design into seasonal promotional programs, signage and window displays. We expect to leverage the experience and talent of our visual merchandising team to continue to refine our merchandising strategy for Charlotte’s Room.

We order primarily from domestic sources and utilize a test-and-reorder strategy.

      All of our inventory is purchased from third party vendors. The cornerstone of our merchandising strategy is our test-and-reorder philosophy. This strategy allows us to manage our inventory risk by testing small quantities of fashion merchandise in our stores before placing larger purchase commitments. Our experienced buying staff uses sophisticated information systems to track the weekly sell-through of each merchandise item by classification, style, color and size, and then places appropriate reorders for popular merchandise. Accordingly, our test-and-reorder strategy enables us to quickly react to sell-through trends and fashion preferences.

      Our test-and-reorder strategy is successful in large part because we deal with domestic vendors, which in management’s experience has generally resulted in short lead times of three to six weeks. Accordingly, we have established relationships with over 650 vendors to meet our ongoing fashion and inventory needs. We believe that we generally are able to obtain attractive pricing and other terms from vendors because of their desire to be associated with the Charlotte Russe and Rampage images and the rapid consumer feedback provided by our test-and-reorder philosophy. We maintain a buying office in the CaliforniaMart in Los Angeles, the primary apparel center in southern California, to facilitate constant dialogue and feedback between our buying staff and our vendors. During the fiscal year ended September 29, 2001, our top five vendors accounted for approximately 10.7% of our total purchases and no single vendor accounted for more than 2.4% of our total purchases.

We manage our inventory through merchandise planning and allocation.

      Our merchandise planning and allocation team works closely with our general merchandise manager, merchants and store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities. This team is also responsible for managing inventory levels, allocating merchandise to stores and replenishing inventory based upon information generated by our management information systems. Our planning department allocates merchandise for new store openings based on estimated units per square foot, and all new stores are fully stocked prior to opening. Our inventory control systems monitor current inventory levels at each store and for our operations as a whole. If necessary, we shift slow moving inventory to other stores for sell-through prior to instituting corporate-wide markdowns. We also monitor recent selling history within each store by merchandise classification, style, color and size.

We distribute merchandise through our modern facilities.

      Our merchandise is distributed through two modern distribution facilities: our 265,000 square foot distribution facility in Ontario, California, which we opened in early April 2002; and our 125,000 square foot distribution facility (which includes our corporate offices) in San Diego, California, which we opened in April 1998. Both of these facilities use an automated system for sorting apparel by store and facilitating packaging for display in our stores. In addition, our Ontario facility also uses an automated system for sorting accessories by store. Our Ontario facility now services our Charlotte Russe stores, and our San Diego facility (which until April 2002 served all our stores) services our Rampage and Charlotte’s Room stores. With the addition of our Ontario facility, we estimate that we have the distribution capacity to service at least 700 stores.

      We estimate that approximately 50% of our apparel merchandise is currently pre-ticketed by our vendors, and we expect that this percentage will continue to increase over the next fiscal year. This pre-ticketing by vendors allows us to ship merchandise more quickly, reduces labor costs and enhances inventory management. Our merchandise is generally shipped to stores within 24 hours of receipt at the distribution center for delivery on common carrier within one to five business days. Our merchandise is available for sale in our stores the same day it is received and, accordingly, the time period from receipt of goods at our distribution center to display in our stores is typically less than seven days. Each store generally receives three to five merchandise shipments per week. We believe our current distribution operations are sufficient to accommodate our expected store growth, including our Charlotte’s Room test locations and expanded product offerings through the next several years.

We have stores throughout the United States.

      As of March 30, 2002, we operated 171 Charlotte Russe stores, 43 Rampage stores and ten Charlotte’s Room stores throughout 29 states and Puerto Rico. The number of our stores located in each state is shown in the following map:

1
4
1
1
52
4
14
1
1
22
13
3
5
5
14
8
1
3
1
1
3
8
4
2
3
2
1
10
31
1
5
Expansion by Fiscal Years
1996
1997-2000
2001-2002

      The following table highlights the number of stores, by concept, in each state:

	Charlotte		Charlotte’s
	Russe	Rampage	Room	Total

Arizona	9	3	2	14
California	37	11	4	52
Colorado	1	0	0	1
Connecticut	2	1	0	3
Florida	24	7	0	31
Georgia	8	1	1	10
Hawaii	1	0	0	1
Illinois	10	3	0	13
Indiana	3	0	0	3
Maryland	2	1	1	4
Massachusetts	2	1	0	3
Michigan	5	0	0	5
Minnesota	3	1	0	4
Nevada	3	1	0	4
New Hampshire	1	0	0	1
New Jersey	5	3	0	8
New York	10	4	0	14
North Carolina	3	0	0	3
Ohio	5	0	0	5
Oklahoma	1	0	0	1
Oregon	1	0	0	1
Pennsylvania	6	2	0	8
Puerto Rico	4	1	0	5
Rhode Island	1	0	0	1
South Carolina	1	0	0	1
Tennessee	2	0	0	2
Texas	17	3	2	22
Vermont	1	0	0	1
Virginia	2	0	0	2
Wisconsin	1	0	0	1

Store Count as of March 30, 2002	171	43	10	224

      The following table highlights the number of stores, by geographic region, opened in each of the last five fiscal years:

	California	Southeast	Northeast	Southwest	Other	Total

Store Count as of September 28, 1996	26	—	—	9	—	35

Fiscal 1997
Stores Opened	3	2	0	1	1	7
Stores Closed	(1)	0	0	0	0	(1)

	28	2	0	10	1	41

Fiscal 1998
Stores Acquired (Rampage)	7	3	4	2	0	16
Stores Opened	4	9	0	4	0	17

	39	14	4	16	1	74

Fiscal 1999
Stores Opened	1	9	5	3	4	22

	40	23	9	19	5	96

Fiscal 2000
Stores Opened	4	7	13	9	7	40

	44	30	22	28	12	136

Fiscal 2001
Stores Opened	7	8	13	8	18	54
Stores Closed	(1)	(1)	0	0	0	(2)

	50	37	35	36	30	188

Fiscal 2002 (Through Second Quarter)
Stores Opened	2	12	8	6	8	36

Store Count as of March 30, 2002	52	49	43	42	38	224

We seek to locate our stores in large, commanding spaces in high traffic areas of strong regional malls.

      Our stores provide a comfortable and spacious shopping environment that accentuates the breadth of our merchandise offering. To distinguish our stores, we also seek prominent center court locations with distinctive architectural features, such as high angled ceilings, which our store designers and visual merchandisers can use to create striking displays, facades and entrances. We believe that specialized store design features, including finished ceilings, classic lighting and detailed features, help create a differentiated store environment unique to young women apparel retailers in the mall. We have historically been able to locate and profitably operate our stores in a variety of malls catering to different socioeconomic, demographic and cultural profiles. Our Charlotte Russe and Rampage stores, which average approximately 7,300 square feet, are generally twice the size of those of most of our mall-based competitors. Our Charlotte’s Room stores currently average approximately 3,200 square feet.

      We engage an independent real estate consultant to initially identify favorable store locations in existing or new markets. This consultant currently does not advise any other operators within the women’s apparel industry. Our site selection criteria includes:

•	a careful assessment of mall traffic;

•	the performance of other retailers within the mall and in particular those serving our target customers;

•	the proposed location within the mall;

•	population and demographic characteristics of the area; and

•	projected profitability and cash return on investment.

      Immediately after site approval, we simultaneously negotiate lease terms and begin planning the store layout and design. We typically open a new store within three months after lease execution and delivery of space. We also continually evaluate our stores to assess the need for remodeling or the timing of possible closure based on economic factors.

Store Operations

      Our store operations are currently organized into a Western region with 12 districts, an Eastern region with nine districts and a Southeastern region with seven districts. Each region is managed by a regional manager and each district is managed by a district manager. Each district manager is responsible for an average of eight stores. Individual store personnel generally consists of a store manager, one or two assistant managers and seven to ten sales associates, the number of which generally increases during our peak selling seasons. Our store managers are responsible primarily for customer service training and hiring store level staff. Merchandise selections, inventory management and visual merchandising strategies for each store are determined at the corporate level. Our regional, district, and store managers receive a base compensation plus incentive compensation based on sales goals.

      Our commitment to customer satisfaction and service is an integral part of building customer loyalty. We strive to hire enthusiastic sales personnel and provide them with extensive training to create a sales staff with a strong fashion sense, a focus on customer service and a willingness to assist customers with assembling, accessorizing and coordinating outfits.

      Our standard training program for store managers includes an initial three week session at a store managed by one of our approved training managers, as well as frequent regional and district meetings. In addition, our training manual provides practical information and skill development for all store level positions. We develop new store managers by promoting from within and selectively hiring from other retail organizations. In anticipation of our continued store expansion, we will continue to increase the number of people in our store manager training program as appropriate to support our proposed expansion strategy.

We continually invest in and upgrade our management information systems.

      We are committed to investing in and continually upgrading our management information systems, as we believe those systems are critical to implementing our expansion strategy in an efficient manner and to maintaining a competitive industry position. Our management information systems address, among others things, our stock keeping unit and classification inventory tracking, purchase order management, merchandise distribution, automated ticket making, general ledger, sales audit, accounts payable, fixed asset management, payroll, integrated financials and point-of-sale information. Through automated nightly two-way electronic communication with each store’s point-of-sale terminal, we upload sales information, payroll hours and messages to our host system and download new merchandise pricing, price changes for existing merchandise, carton receipts and system maintenance tasks to the stores. Based upon the evaluation of information obtained through the nightly polling, our planning department implements merchandising decisions regarding inventory levels, reorders, price changes and allocation of merchandise to stores.

We lease all of our properties.

      We operated 224 stores throughout 29 states and Puerto Rico as of March 30, 2002. We currently lease all of our store locations. Most leases have an initial term of at least ten years and do not contain options to extend the lease. Our leases, however, often allow for termination by us after three years if sales at that site do not exceed specified levels, although in many instances we are required to pay back a portion of any landlord allowances received. We lease space containing approximately 125,000 square feet for our executive offices and distribution center in San Diego, California. This lease is for a term of twelve years and is scheduled to expire on August 31, 2009. We have entered into a 10.5 year lease for space containing approximately 265,000 square feet for our Ontario, California distribution center. We believe our distribution capacity at the San Diego facility and the Ontario, California facility should be sufficient to accommodate our expected store growth through the next several years. We also lease approximately 7,600 square feet at the CaliforniaMart in Los Angeles. This lease expires April 30, 2005.

We compete with other retailers primarily on the basis of timeliness of fashions, breadth of merchandise, brand recognition, pricing and quality.

      We currently compete against a diverse group of retailers, including national and local specialty retail stores, regional retail chains, traditional retail department stores and, to a lesser extent, mass merchandisers. The primary competitors of Charlotte Russe are Express, Contempo Casuals, Wet Seal and Forever 21. The primary competitors of Rampage are bebe and Arden B. Our competitors sell a broad assortment of apparel and accessories that are similar and often identical to those we sell. Furthermore, our competitors may at times sell their merchandise at prices lower than what we charge for comparable merchandise. We believe that the principal bases upon which we compete in our industry are timeliness of fashions, breadth of merchandise, brand recognition, pricing and quality. We believe that we have a significant competitive advantage over our competitors because of our exciting shopping environment. Our stores are generally twice as large as most of our mall-based competitors and provide a feminine look that is exciting to shop and accentuates the value and breadth of our merchandise selection. We also believe that we have a competitive advantage because of high consumer recognition and acceptance of our brands, our strong presence in major shopping malls throughout the United States, our relationship with our vendors and the experience of our management. The retail and apparel industries, however, are highly competitive and characterized by relatively low barriers to entry.

Our intellectual property is important to our success.

      We believe that our trademarks are important to our success. Our Charlotte Russe and Charlotte’s Room trademarks are registered with the United States Patent and Trademark Office. In addition, we have applications pending with the United States Patent and Trademark Office for our and certain product-related Charlotte’s Room trademarks.

      In connection with the acquisition of our Rampage stores in September 1997, we acquired the exclusive right within the United States to use the Rampage trademark on exterior and interior signage identifying our Rampage stores, as well as the non-exclusive right within the United States to use the Rampage trademark for promotional and advertising materials. The right to market merchandise under the Rampage trademark was retained by Rampage Clothing Company and, accordingly, we do not have the right to use the Rampage trademark on our merchandise. Further, nothing in our license agreement prohibits the sale of merchandise bearing the Rampage trademark by other parties or the licensing of the Rampage trademark to other parties. In fact, Rampage Clothing Company has licensed the trademark to other parties. If the product quality or activities of the Rampage Clothing Company or these other parties negatively impact our business reputation, we have the right to rename our Rampage stores and terminate the license agreement upon thirty (30) days written notice. Furthermore, over 90% of the merchandise in our Rampage stores is sold under our proprietary label, and only a nominal amount is sold under the Rampage brand name. We pay a royalty under the license agreement equal to the greater of a stated dollar amount or a percentage of net sales during the fiscal year at stores operating under the Rampage name. The license agreement has an initial term of four years with an automatic option to renew for another four years. We may also extend the license for ten additional four-year periods. We may exercise each of these extension periods, however, only if our net sales for the last fiscal year of the then current four-year extension period exceed by 10% our net sales for the fiscal year ending immediately prior to the beginning of such extension period.

We consider our relationship with our employees to be good.

      As of March 30, 2002, we employed 1,302 full-time and 2,824 part-time employees. Of our full-time employees, 166 were employed at our corporate offices, 139 were employed at our distribution center and 997 were employed at our store locations. The number of part-time employees fluctuates depending on our seasonal needs. None of our employees are represented by a labor union and we consider our relationship with our employees to be good.

Legal Proceedings

      We are party to various legal proceedings in the ordinary course of business. There are currently no material legal proceedings pending against us.

MANAGEMENT

      The following table sets forth information concerning our executive officers, directors and other key employees.

Name	Age	Position

Executive Officers and Directors
Bernard Zeichner	57	Chairman of the Board and Chief Executive Officer
Harriet A. Bailiss-Sustarsic	44	President, Chief Merchandising Officer
Mark A. Hoffman	53	Senior Executive Vice President, Chief Operating Officer
Daniel T. Carter	45	Executive Vice President, Chief Financial Officer
R. Tina Kernohan	49	Executive Vice President, Store Operations
Paul R. Del Rossi	59	Director
W. Thomas Gould	55	Director
Allan W. Karp	47	Director
Leonard H. Mogil	55	Director
David J. Oddi	32	Director
Other Key Employees
Renee L. Bell	40	Vice President, Rampage Apparel
Jennifer L. Bolinger	45	Vice President, Human Resources
Sheri E. Coury	42	Vice President, Charlotte Russe Apparel
Graham P. Luck	48	Vice President, Real Estate and Store Design
Rachel E. Luna	37	Vice President, Rampage Accessories and Charlotte’s Room
Kalpana Makani	57	Vice President, Chief Information Officer
Nancy E. Mamann	42	Vice President, Marketing
Jennifer D. Mitchell	36	Vice President, Merchandise Planning and Allocation
Christopher M. Monier	43	Vice President, Distribution and Logistics
Zina Rabinovich	50	Vice President, Controller
Beth S. Sassower	35	Vice President, Charlotte Russe Apparel
Teresa D. Sedlar	49	Vice President, Importing
Kara E. Stangl	38	Vice President, Charlotte Russe Accessories

      Bernard Zeichner serves as Chief Executive Officer and Chairman of the Board of Directors and was our President from May 1996 to June 2001. Prior to joining the Company, he was President of the retail division of Guess? from 1993 to 1995. Prior to that, Mr. Zeichner was employed by Contempo Casuals, serving as President from 1982 to 1993 and as Chief Executive Officer from 1989 to 1993. From 1977 to 1982, Mr. Zeichner was Executive Vice President of Joske’s of Texas, a department store chain.

      Harriet A. Bailiss-Sustarsic was promoted to President and Chief Merchandising Officer in June 2001 and formerly was our Executive Vice President and General Merchandise Manager since joining us in October 1996. From 1993 to 1996, Ms. Sustarsic was Director of Merchandising for the knits division of Rampage Clothing Company, a junior apparel manufacturer. Previously, Ms. Sustarsic worked for Contempo Casuals from 1987 to 1993, starting as a buyer and rising to a Divisional Merchandise Manager. Ms. Sustarsic began her retail career in 1980 at The Broadway department store chain and served in various merchandising positions.

      Mark A. Hoffman joined us in August 2001 as Senior Executive Vice President and Chief Operating Officer. From June 1999 through May 2001, Mr. Hoffman was Chief Operating Officer for Pacific Sunwear of California, Inc., a publicly traded specialty retailer. From 1994 to 1999, Mr. Hoffman was employed by Claire’s Stores where he was President and Chief Operating Officer of the Claire’s Accessories business. Previously, he was President and CEO of Accessory Place from 1990 to 1994 and was Executive Vice President of Country Road Australia from 1988 to 1990. Mr. Hoffman began his retailing career in 1978 with May Department Stores, and he entered specialty retailing in 1984 at Ann Taylor where he held the position of Chief Financial Officer.

      Daniel T. Carter joined us in June 1998 as our Executive Vice President and Chief Financial Officer. Prior to joining us, from September 1997 through May 1998, Mr. Carter was Chief Financial Officer for Advanced Marketing Services, a public company that wholesales books to Costco and Sam’s Club. From 1986 to September 1997, Mr. Carter was employed by The Price Company, the operator of Price Clubs, and follow-up entities, serving as Senior Vice President for PriceCostco and Chief Financial Officer for Price Enterprises. Mr. Carter is a Certified Public Accountant.

      R. Tina Kernohan began her employment with us in June 1996 as Regional Manager and was promoted to Executive Vice President, Store Operations in October 1997. From 1991 to 1996, Ms. Kernohan held the title of District Manager at Miller’s Outpost, where she supervised the operation of 20 stores. Ms. Kernohan was employed by Contempo Casuals from 1974 to 1990, where she advanced from sales to regional management, supervising 40 stores across five states.

      Paul R. Del Rossi has been a Director since January 2000. He served as President and CEO of General Cinema Theatres from 1983 through 1997, and currently serves as Chairman of General Cinema Theatres and General Cinema International. Prior to joining General Cinema, Mr. Del Rossi was Senior Vice President of the Venture Capital Group at The Boston Company and was a management consultant with Arthur D. Little. Mr. Del Rossi is also a director of the Massachusetts Chapter of the Cystic Fibrosis Foundation and the DeWolfe Companies.

      W. Thomas Gould has been a Director since January 2000. Mr. Gould began his career with Maas Brothers, a division of Allied Stores Corporation, in 1969 and in 1985 joined Younkers as President. During his time at Younkers, Mr. Gould also served as both the CEO and Chairman until it merged with Proffitt’s (now owned by Saks Incorporated) in 1996. He then served as Vice Chairman of Proffitt’s until his retirement in April 1997. Mr. Gould also serves on the Board of Directors of Sentry Insurance Company.

      Allan W. Karp has been a Director since September 1996. Since 1990, Mr. Karp has been a Partner of Saunders Karp & Megrue Partners, LLC, or its predecessor, which serves as the general partner of SKM Partners, L.P., which serves as the general partner of the SK Equity Fund, L.P. and the SK Investment Fund, L.P. Before founding Saunders Karp & Megrue Partners, LLC, Mr. Karp was a Principal in the Merchant Banking Department at Morgan Stanley & Co., Inc. Mr. Karp also serves on boards of directors of Mimi’s Cafe, Souper Salad, Inc., Constellation Concepts, Inc., Accessory Network Group, Inc., S.B. Restaurant Co. and UpToDate, Inc.

      Leonard H. Mogil has been a Director since August 2001. Mr. Mogil joined Phillips-Van Heusen Corporation in 1989 and held executive positions until his retirement in August 2001 from the position of Group Executive Vice President of Retail Operations. Prior to joining Phillips-Van Heusen, Mr. Mogil held executive positions at various commercial and retail organizations including Gertz Department Stores, Block’s Department Stores and Joske’s of Texas. He began his professional career at the accounting firm of Touche Ross & Co. where he became a Certified Public Accountant.

      David J. Oddi has been a Director since September 1996. Mr. Oddi joined Saunders Karp & Megrue, L.P. as an Associate in 1994 and is currently a Partner of Saunders Karp & Megrue Partners, LLC, which serves as the general partner of SKM Partners, L.P., which serves as the general partner of the SK Equity Fund, L.P. and the SK Investment Fund, L.P. Prior to joining Saunders Karp & Megrue, Mr. Oddi was a financial analyst in the Leveraged Finance Group at Salomon Brothers Inc. Mr. Oddi also serves on the boards of directors of The Children’s Place Retail Stores, Inc., Pennsylvania Fashions, Inc., S.B. Restaurant Co., Inc., Tommy Bahama, Organized Living, Inc., and Souper Salad, Inc.

      Renee L. Bell joined us in October 1997 and has served as Vice President of the Rampage Buying division since May 1999. Ms. Bell has 13 years of buying experience and was previously a buyer at Rampage Clothing Company from 1994 to 1996, Contempo Casuals from 1993 to 1994, and bebe from 1991 to 1993. At bebe, Ms. Bell was also responsible for developing private label merchandise in the sportswear, leather, coats, accessory and jewelry categories.

      Jennifer L. Bolinger began her employment with us in 1977 as a store sales associate, and has served as Vice President of Human Resources since September 1997. Ms. Bolinger also held various positions in store operations, including District Manager, leading up to her promotion to Director of Human Resources in 1993.

      Sheri E. Coury began her employment with us in 1985 as a District Merchandiser, and has served as Vice President of Charlotte Russe Apparel since September 1997, overseeing all apparel merchandising for these stores. Ms. Coury came to us with over five years of previous retailing experience and has served in a variety of merchandising capacities for us over the past 15 years as the business has become a national retailer. Ms. Coury’s background encompasses a variety of merchandising functions, including visual operations, merchandising, and seven years as a buyer.

      Graham P. Luck joined us in 1997 as Vice President of Design and Construction. Mr. Luck served as a Vice President at Guess? from 1994 to 1997. From November 1986 to July 1994, Mr. Luck served as Director of Store Planning and Operations at Contempo Casuals. During the course of his retail and construction career, Mr. Luck has been involved in all phases of store negotiation, design and construction in high-growth retail companies.

      Rachel E. Luna began her employment with us in 1981 as a store sales associate, and has served as Vice President of Accessories for our Charlotte Russe and Rampage stores since September 1997. Ms. Luna currently oversees accessories merchandising for our Charlotte Russe and Rampage stores. During the past 16 years as we have developed our national presence, Ms. Luna has worked exclusively within the accessory, gift and intimate apparel product categories. Ms. Luna has held numerous positions such as visual merchandiser, buyer, and Divisional Manager.

      Kalpana Makani joined us as Director of Management Information Systems in September 1996 and was named Vice President, Chief Information Officer in September 1997. Prior to joining us, Ms. Makani spent two years, from 1994 to 1996, as the Director of Management Information Systems at Guess? and 18 years, from 1981 to 1994 and 1974 to 1978, at Contempo Casuals where she served as Vice President of M.I.S. Ms. Makani received a Master’s Degree in Statistics and a Master’s Degree in Computer Science from the University of California at Berkeley.

      Nancy E. Mamann has served as Vice President of Marketing since joining us in May 1999. Ms. Mamann served as Vice President of Marketing for Jonathan Martin from 1997 to 1999. For the previous six years, Ms. Mamann was the President of Brand Communications at Rampage Clothing Company. Ms. Mamann’s other experience includes Advertising Coordinator for Guess?, Advertising and Marketing Director for Jimmy’z, and Leon Max. Ms. Mamann has 18 years of marketing experience in both retail and wholesale environments and founded an advertising agency in 1989 that focused on the fashion and entertainment industries.

      Jennifer D. Mitchell began her employment with us in 1983 and was named Vice President of Merchandise Planning and Allocations in September 1997. Ms. Mitchell was directly responsible for creating our Merchandise Planning and Allocation department in 1993. During her tenure at Charlotte Russe, Ms. Mitchell has served in several other capacities, including District Accessory Merchandiser, Assistant Apparel Buyer, and Office Manager.

      Christopher M. Monier joined us in March 1997 and has served as Vice President of Administration since September 1997 and currently oversees all aspects of distribution, traffic, purchasing and loss prevention. Prior to joining us, Mr. Monier served in the distribution division of Skechers from 1995 to 1997. Prior to that time, Mr. Monier was a distribution center manager with Contempo Casuals. Mr. Monier, who holds a Bachelor of Science Degree in Industrial Engineering and Operation Research, has 20 years of experience in the design and management of distribution centers, including such other companies as LA. Gear and The Gap Stores.

      Zina Rabinovich joined us in December 1996 and has served as Vice President, Controller since January 2000. Ms. Rabinovich currently oversees all areas of general accounting, financial reporting, treasury and income taxes. Prior to joining us, Ms. Rabinovich served as Assistant Controller for Hometown Buffet, a publicly-held restaurant company, from 1995 to 1996 after having served in various accounting positions at Woman’s World, a national specialty retailer, for the previous ten years.

      Beth S. Sassower joined us in October 1995 as a buyer for Charlotte Russe Apparel. Ms. Sassower has served as a buyer, a Divisional Merchandise Manager and was promoted to Vice President Merchandise Manager for Charlotte Russe Apparel at the end of October 1999. Prior to her employment with us, Ms. Sassower worked for The Broadway department store chain from 1989 to 1995. During those years, she worked as a department manager, assistant buyer and as buyer for junior knits, wovens and sweaters and later as a buyer for Bridge Sportswear.

      Teresa D. Sedlar joined us in January 2001 as Vice President of Imports. Prior to joining us, Ms. Sedlar had been Director of Global Sourcing for Marathon Designs since 2000. During 1999, Ms. Sedlar was Director of Sourcing for L.C.A. Intimates. From 1996 to 1998, Ms. Sedlar was Director of Imports for Authentic Fitness. From 1995 to 1996, Ms. Sedlar was Director of Imports for Chorus Line and, from 1987 to 1995, Ms. Sedlar was Director of Imports for Contempo Casuals. Ms. Sedlar has also worked as Director of Imports for various other wholesalers such as College Town and Commonwealth Trading.

      Kara E. Stangl joined us in January 1997 as a dress buyer for Charlotte Russe Apparel. Ms. Stangl has over 14 years of buying experience and served as Buyer and Divisional Merchandise Manager for Accessories prior to being promoted to Vice President in June 2001. Prior to her employment with us, Ms. Stangl was a buyer for women’s retailer Clothestime from 1992 to 1997. Ms. Stangl was previously a buyer for Wet Seal from 1989 to 1992 and for Contempo Casuals from 1988 to 1989.

SELLING STOCKHOLDERS

      The selling stockholders are party to a stockholders agreement in which we agreed to register shares of their common stock upon their request so long as such selling stockholders continue to collectively own at least 10% of our common stock.

      The following table sets forth certain information, as of March 30, 2002, provided by the selling stockholders with respect to beneficial ownership of our common stock prior to and after the sale of the shares of common stock (assuming no exercise of the underwriters’ over-allotment option). As of March 30, 2002, there were 21,180,683 shares of outstanding common stock. To our knowledge, each selling stockholder has sole voting and investment power with respect to its shares of common stock.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Number of	Owned After Offering
Shares
Name of Selling Stockholder	Number	Percent	Offered	Number	Percent

Saunders Karp & Megrue Partners, LLC(1)	14,717,348	63.6%	3,910,000	10,807,348	46.7%

(1)	These shares include (a) 12,620,529 shares of common stock owned by the SK Equity Fund, L.P., (b) 131,379 shares of common stock owned by the SK Investment Fund, L.P. and (c) 1,965,440 shares of common stock which may be acquired by these funds pursuant to the exercise of warrants. SKM Partners, L.P. is the general partner of each of the SK Equity Fund, L.P. and the SK Investment Fund, L.P. Saunders Karp & Megrue Partners, LLC serves as the general partner of SKM Partners, L.P. An affiliate of these funds provides us with financial advisory services. The address for each of these entities is 262 Harbor Drive, Stamford, CT 06902.

      The number of shares beneficially owned by each selling stockholder is determined in accordance with the rules of the Securities and Exchange Commission and are not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock with respect to which each selling stockholder has sole or shared voting or investment power and any shares of common stock that such selling stockholder has the right to acquire within sixty days after March 30, 2002 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options and warrants into shares of common stock.

CERTAIN UNITED STATES TAX CONSEQUENCES TO

NON-UNITED STATES HOLDERS OF COMMON STOCK

General

      This section is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-United States holder. You are a non-United States holder if you are, for United States federal income tax purposes:

•	an individual who is not a citizen or resident of the United States;

•	a foreign corporation;

•	a foreign partnership;

•	an estate that is not subject to United States federal income taxation on its worldwide income; or

•	a trust that is not subject to the primary supervision of a United States court or is not subject to the control of any U.S. person with respect to substantial trust decisions.

      An individual may be treated (subject to certain exceptions) as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending with the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes as if they were United States citizens.

      We do not, however, discuss all aspects of United States federal taxation that may be important to a particular non-United States holder in light of specific facts and circumstances relevant to that non-United States holder. Furthermore, in general this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass through entities for United States federal income tax purposes. You should note that if a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, we suggest that you consult your tax advisor.

      This summary does not address all aspects of United States federal taxation and, in particular, this discussion:

•	assumes that you hold your common stock as a capital asset — that is, for investment purposes — and that you do not have a special tax status;

•	does not consider tax consequences that depend upon your particular tax situation in addition to your ownership of the common stock, such as special rules that may apply to you if you hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated transaction;

•	does not consider special tax provisions that may be applicable to you if you have relinquished United States citizenship or residence, nor does it consider special tax provisions that may apply to certain non-United States holders such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities;

•	is based on current law and changes in the law may change the tax treatment of the common stock; and

•	does not cover state, local or foreign law.

      You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

      We do not intend to declare or pay a cash dividend on our common stock in the foreseeable future. In the event we do, except as described below, if you are a non-United States holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. You must satisfy certification requirements in order to claim the benefit of a lower treaty rate. You can make this certification by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. Your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

      If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

      If you are a non-United States holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment that you maintain in the United States;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale and other specific requirements are met; or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly, indirectly or by attribution, at any time during the five-year period ending on the date of disposition, more than five percent (5%) of our common stock.

      In general, we will be treated as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Income or Gains Effectively Connected With a United States Trade or Business

      The preceding discussion of the tax consequences of the purchase, ownership or disposition of common stock assumes that you are not engaged in a United States trade or business. If any dividends on common stock, or gain from the sale, exchange or other disposition of the stock is effectively connected with your conduct of a United States trade or business, then the income or gain will be subject to United States federal income tax on a net income basis at the regular graduated rates. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, in general, any “effectively connected” income or gain will be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by you in the United States.

      The payment of dividends that are effectively connected with your United States trade or business, and therefore included in your gross income, will not be subject to the 30% withholding tax. To claim this exemption from withholding, you must certify your qualification, which can be done by filing a Form W-8ECI. If you are a foreign corporation, your income that is effectively connected with a United States trade or business would generally be subject to an additional “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

Federal Estate Taxes

      Our common stock held by an individual who is a non-United States holder, as specifically defined for United States federal estate tax purposes, at the time of death will be included in the gross estate of the holder for United States federal estate tax purposes, unless an applicable estate tax treaty or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

      The dividends paid to you may be subject to information reporting and United States backup withholding tax at a rate of 30%, which rate is scheduled to be periodically reduced to 28% starting for payments made in 2006. The backup withholding rate will be 31% for amounts paid after 2010 unless Congress enacts tax legislation providing otherwise. If you are a non-United States holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-United States holder or otherwise establish an exemption.

      The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax at the backup withholding rate described above. If you sell your common stock outside of the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-United States office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” as to the United States; or

•	is a foreign partnership, if at any time during its tax year:

—	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership;

—	the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that you are a non-United States person and certain conditions are met or you otherwise establish an exemption.

      If you receive payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-United States person or you otherwise establish an exemption.

      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

      The selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, Robertson Stephens, Inc., Credit Suisse First Boston Corporation, U.S. Bancorp Piper Jaffray Inc. and First Union Securities, Inc. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and the underwriters have each agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Number
Underwriter	of Shares

Banc of America Securities LLC
Robertson Stephens, Inc.
Credit Suisse First Boston Corporation
U.S. Bancorp Piper Jaffray Inc.
First Union Securities, Inc.

3,910,000

      The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. The underwriters will sell the shares of common stock to the public when and if the underwriters buy the shares from the selling stockholders.

      The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow to some dealers a concession of not more than $       per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $       per share to some other dealers. If all the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters and the right on the part of the underwriters to reject orders in whole or in part.

      The selling stockholders have granted the underwriters an option to buy up to 586,500 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option for thirty (30) days after the date of this prospectus supplement. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per share underwriting discounts and commissions	$	$
Total underwriting discounts and commissions	$	$

      The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $375,000 and will be paid by us.

      We, our officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we may not issue any new shares of common stock and our officers and directors and the selling stockholders may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Banc of America Securities LLC. These restrictions will be in effect for a period of ninety (90) days after the date of this prospectus supplement. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

      We and the selling stockholders will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

      The common stock is quoted on the Nasdaq National Market under the symbol “CHIC.”

      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

•	short sales;

•	over allotments;

•	purchases to cover positions created by short sales; and

•	stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. In order to cover a short position, the underwriters may bid for and purchase shares of our common stock in the open market or may exercise their overallotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress.

      The underwriters may also impose a penalty bid. This means that if the representatives purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

      In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

      Certain of the underwriters from time to time provide investment banking services to us. In March 2001, Banc of America Securities LLC and Robertson Stephens, Inc. were co-managers of our equity offering.

      First Union Securities, Inc. (acting under the trade name Wachovia Securities) is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First

Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the common stock offered by this prospectus supplement.

VALIDITY OF COMMON STOCK

      The validity of the common stock offered by this prospectus will be passed upon for Charlotte Russe Holding, Inc. by Ropes & Gray, Boston, Massachusetts. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

      The consolidated financial statements of Charlotte Russe Holding, Inc. at September 30, 2000 and September 29, 2001 and for each of the three years in the period ended September 29, 2001, appearing in this prospectus supplement and the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the Commission a registration statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus supplement, and the accompanying prospectus which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. If a contract, agreement or other document has been filed as an exhibit to the registration statement, we refer you to the copy of each such contract, agreement or other document filed as an exhibit to the registration statement for a more complete description of the matter involved. This registration statement and any reports, proxy statements and other information filed by us with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C. Room 1024, Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C., 20549	New York, New York Seven World Trade Center Suite 1300 New York, New York 10048	Chicago, Illinois 500 West Madison Street Suite 1400 Chicago, Illinois 60661

      You can also request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet web site maintained by the Commission at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate” into this prospectus supplement and the accompanying prospectus information that we file with the Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. The information contained in the prospectus supplement and the accompanying prospectus and information that we file with the Commission in the future and incorporate by reference in this prospectus supplement and the accompanying prospectus automatically updates and supersedes previously filed information. This updated and superseded information shall not, except as so modified or superseded, constitute a part of this prospectus supplement or the accompanying prospectus. We are incorporating by reference the following documents: (1) our Annual Report on Form 10-K for the fiscal year ended September 29, 2001 as filed with the Commission on December 13, 2001, (2) our Proxy Statement for the Annual Meeting of Stockholders on February 12, 2002, (3) our Quarterly Report on Form 10-Q for the quarter ended December 29, 2001, as filed with the Commission on January 18, 2002 and (4) the description of the common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description. All other documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and to be a part hereof from the respective dates of the filing of such documents.

      We will provide without charge to each person to whom a copy of this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Charlotte Russe, 4645 Morena Boulevard, San Diego, California 92117, Attention: Chief Financial Officer, Telephone Number (858) 587-1500.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of September 29, 2001 and March 30, 2002 (unaudited)	F-18
Consolidated Statement of Income (unaudited) for the six months ended March 31, 2001 and March 30, 2002	F-19
Consolidated Statement of Cash Flows (unaudited) for the six months ended March 31, 2001 and March 30, 2002	F-20
Notes to Consolidated Financial Statements (unaudited)	F-21

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors

Charlotte Russe Holding, Inc.

      We have audited the accompanying consolidated balance sheets of Charlotte Russe Holding, Inc. as of September 30, 2000 and September 29, 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended September 29, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charlotte Russe Holding, Inc., at September 30, 2000 and September 29, 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

San Diego, California

October 19, 2001

CHARLOTTE RUSSE HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 29,
	2000	2001

Assets
Current assets:
Cash and cash equivalents	$3,829,352	$10,031,398
Inventories	15,026,508	23,536,420
Other current assets	2,115,376	2,560,153
Deferred tax assets	2,160,000	3,700,000

Total current assets	23,131,236	39,827,971
Fixed assets, net	54,273,890	77,350,576
Goodwill, net	29,617,939	28,790,000
Other assets	1,482,345	1,452,387

Total assets	$108,505,410	$147,420,934

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable trade	$12,767,401	$19,607,137
Accounts payable other	4,780,008	4,825,946
Accrued payroll and related expense	2,009,179	1,931,838
Income and sales taxes payable	3,494,327	5,091,687
Other current liabilities	4,705,033	5,928,411

Total current liabilities	27,755,948	37,385,019
Notes payable to bank	—	—
Deferred rent	3,677,480	5,574,982
Other liabilities	278,098	269,470
Deferred tax liabilities	2,300,000	2,000,000

Total liabilities	34,011,526	45,229,471
Commitments
Stockholders’ equity:
Preferred Stock $0.01 par value, 3,000,000 shares authorized, none issued and outstanding	—	—
Common Stock $0.01 par value, 100,000,000 shares authorized, issued and outstanding shares — 20,319,412 at September 30, 2000 and 20,802,747 at September 29, 2001	203,194	208,028
Additional paid-in capital	33,980,470	40,038,464
Deferred compensation	(516,000)	(372,000)
Retained earnings	40,826,220	62,316,971

Total stockholders’ equity	74,493,884	102,191,463

Total liabilities and stockholders’ equity	$108,505,410	$147,420,934

See accompanying notes.

CHARLOTTE RUSSE HOLDING, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended

	September 25,	September 30,	September 29,
	1999	2000	2001

Net sales	$177,459,298	$245,260,066	$324,825,186
Cost of goods sold, including buying, distribution and occupancy costs	119,141,254	165,916,833	226,065,816

Gross profit	58,318,044	79,343,233	98,759,370
Selling, general and administrative expenses	34,061,732	46,054,762	63,114,603
Amortization of goodwill	895,368	895,368	894,923

Operating income	23,360,944	32,393,103	34,749,844
Other income (expense):
Interest income (expense), net	(2,375,889)	(69,937)	425,130
Other charges, net	(270,074)	(270,382)	(314,228)

Total other income (expense)	(2,645,963)	(340,319)	110,902

Income before income taxes and extraordinary item	20,714,981	32,052,784	34,860,746
Income taxes	8,700,392	12,981,378	13,369,995

Income before extraordinary item	12,014,589	19,071,406	21,490,751
Extraordinary loss from early debt retirement	519,100	311,314	—

Net income	$11,495,489	$18,760,092	$21,490,751

Basic earnings per share:
Income before extraordinary item	$0.66	$0.95	$1.04

Net income	$0.63	$0.93	$1.04

Diluted earnings per share:
Income before extraordinary item	$0.57	$0.83	$0.92

Net income	$0.54	$0.82	$0.92

Weighted average shares outstanding:
Basic	18,304,000	20,084,000	20,596,000

Diluted	21,234,000	22,845,000	23,428,000

See accompanying notes.

CHARLOTTE RUSSE HOLDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Notes		Total
			Paid-in	Deferred	Receivable	Retained	Stockholders’
	Shares	Amount	Capital	Compensation	from Officers	Earnings	Equity

Balance at September 26, 1998	18,300,000	$183,000	$18,691,381	$—	$—	$10,570,639	$29,445,020
Stock option transactions, including tax benefits	10,800	108	36,692	—	—	—	36,800
Deferred compensation related to stock options	—	—	720,000	(720,000)	—	—	—
Amortization of deferred compensation	—	—	—	60,000	—	—	60,000
Notes receivable from officers	—	—	—	—	(1,000,000)	—	(1,000,000)
Net income	—	—	—	—	—	11,495,489	11,495,489

Balance at September 25, 1999	18,310,800	183,108	19,448,073	(660,000)	(1,000,000)	22,066,128	40,037,309
Initial public offering of stock	1,450,000	14,500	13,519,000	—	—	—	13,533,500
Exercise of warrant by bank	376,180	3,762	(3,762)	—	—	—	—
Repayment of notes receivable	—	—	—	—	1,000,000	—	1,000,000
Stock option transactions, including tax benefits	156,500	1,565	785,845	—	—	—	787,410
Amortization of deferred compensation	—	—	—	144,000	—	—	144,000
Issuance of stock under employee stock purchase plan	25,932	259	231,314	—	—	—	231,573
Net income	—	—	—	—	—	18,760,092	18,760,092

Balance at September 30, 2000	20,319,412	203,194	33,980,470	(516,000)	—	40,826,220	74,493,884
Public offering of stock	100,000	1,000	1,785,000	—	—	—	1,786,000
Stock option transactions, including tax benefits	359,800	3,599	4,019,237	—	—	—	4,022,836
Amortization of deferred compensation	—	—	—	144,000	—	—	144,000
Issuance of stock under employee stock purchase plan	23,535	235	253,757	—	—	—	253,992
Net income	—	—	—	—	—	21,490,751	21,490,751

Balance at September 29, 2001	20,802,747	$208,028	$40,038,464	$(372,000)	$—	$62,316,971	$102,191,463

See accompanying notes.

CHARLOTTE RUSSE HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended

	September 25,	September 30,	September 29,
	1999	2000	2001

Operating Activities
Net income	$11,495,489	$18,760,092	$21,490,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,069,858	7,719,040	10,661,193
Deferred rent	1,035,619	1,686,228	1,897,502
Amortization of deferred compensation	60,000	144,000	144,000
Loss on disposal of asset	146,039	34,759	282,467
Extraordinary loss from early debt retirement	455,295	532,160	—
Deferred income taxes	(625,000)	790,000	(1,840,000)
Changes in operating assets and liabilities:
Inventories	(2,329,125)	(3,832,594)	(8,509,912)
Other current assets	(440,756)	338,854	(444,777)
Accounts payable trade	4,495,217	874,146	6,839,736
Accounts payable other	3,596,532	159,127	45,938
Accrued payroll and related expense	1,185,823	(329,654)	(77,341)
Income and sales taxes payable	290,082	1,603,985	4,650,945
Other current liabilities	2,329,073	(569,246)	1,274,916
Other liabilities	40,576	(76,682)	19,445

Net cash provided by operating activities	27,804,722	27,834,215	36,434,863
Investing Activities
Purchases of fixed assets	(14,459,578)	(24,038,529)	(33,103,571)
Other assets	(345,667)	(132,753)	(58,878)

Net cash used in investing activities	(14,805,245)	(24,171,282)	(33,162,449)
Financing Activities
Payments on capital leases	(432,158)	(368,089)	(79,611)
Payments on notes payable to bank and revolving credit facility	(21,400,000)	(22,750,000)	(6,300,000)
Proceeds from notes payable to bank and revolving credit facility	22,800,000	4,750,000	6,300,000
Payments on notes payable to related parties	(11,000,000)	—	—
Funding of notes receivable from officers	(1,120,000)	—	—
Repayments of notes receivable from officers	120,000	1,000,000	—
Proceeds from issuance of common stock	10,800	14,552,483	3,009,243

Net cash provided by (used in) financing activities	(11,021,358)	(2,815,606)	2,929,632

Net increase in cash and cash equivalents	1,978,119	847,327	6,202,046
Cash and cash equivalents at beginning of the year	1,003,906	2,982,025	3,829,352

Cash and cash equivalents at end of the year	$2,982,025	$3,829,352	$10,031,398

See accompanying notes.

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

  Organization

      Charlotte Russe Holding, Inc. (the “Company”) was incorporated in Delaware in July 1996. On September 27, 1996, the Company was capitalized through the issuance of Common Stock and long-term debt. Effective September 27, 1996, the Company acquired all of the stock of Lawrence Merchandising Corporation, a California corporation, and its affiliates, Lawrence Merchandising Corporation of Nevada and Lawrence Merchandising Corporation of Nevada II, both Nevada corporations, (collectively, the “Predecessor” companies) for approximately $35.0 million in cash. In addition, the Company repaid $5.0 million of the Predecessor’s short-term borrowings concurrent with the consummation of the purchase transaction. The acquisition was accounted for using the purchase method of accounting. The excess of the aggregate purchase price over the fair value of net assets acquired of approximately $32.9 million was recognized as goodwill.

  Description of Business

      The Company operates in one segment, selling clothing and accessories for women through its mall-based retail stores that operate under the names Charlotte Russe, Rampage, and Charlotte’s Room. As of September 29, 2001, the Company operated 188 mall-based retail stores in 26 states and Puerto Rico.

  Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Fiscal Year

      The Company’s fiscal year is the 52/53 week period ending on the last Saturday in September. The fiscal year ended September 30, 2000 contained 53 weeks while the fiscal years ended September 29, 2001 and September 25, 1999 each contained 52 weeks.

  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

  Cash Equivalents

      The Company considers all liquid investments with maturities of three months or less when purchased to be cash equivalents.

  Inventories

      Inventories are accounted for by the retail inventory method. The cost of inventory is determined at the lower of the first-in, first-out (FIFO) method or market.

  Fixed Assets

      Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the respective assets or the term of the lease, whichever is less. Depreciation expense for the years ended September 25, 1999, September 30, 2000 and September 29, 2001 was $4,910,019, $6,758,446 and $9,744,418, respectively.

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

1. Organization and Summary of Significant Accounting Policies (Continued)

  Goodwill and Other Intangibles

      Goodwill represents the excess of the cost over the fair value of net assets acquired by the Company. Goodwill is amortized on a straight-line basis over 40 years. The amortization period was determined based upon the following factors, among others: operating history, brand name recognition, merchandising strategy, vendor network, proven portability to new markets and demographics of the junior women’s market. Accumulated amortization for goodwill at September 30, 2000 and September 29, 2001 was $3,299,563 and $4,127,502, respectively.

      Other intangibles, included in Other Assets in the accompanying balance sheet, result from the Company’s acquisition of the assets of Rampage Retailing, Inc. (Rampage) and represent amounts attributable to a license agreement allowing the Company to utilize the Rampage name and other intangibles. These assets are stated at cost and are amortized using the straight-line method over the estimated useful life of 20 years. The amortization period was primarily determined based on the expectation that the Rampage license renewal options would be exercised. (See Note 6). Accumulated amortization for other intangibles at September 30, 2000 and September 29, 2001 was $200,944 and $267,928, respectively.

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets, which supercedes APB 17, Intangible Assets, and eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets. Instead, goodwill and other intangibles with indefinite lives will be tested for impairment on at least an annual basis utilizing a test that begins with an estimate of the fair value of the reporting unit or intangible asset. Previous accounting principles utilized undiscounted cash flows to determine if an impairment had occurred. The Company will adopt SFAS No. 142 during fiscal 2002.

  Deferred Financing Costs

      Debt issuance costs are amortized to interest expense using the straight-line method over the life of the related debt. Unamortized issuance costs remaining upon early retirement of debt are expensed. Accumulated amortization at September 30, 2000 and September 29, 2001 was $13,476 and $35,328, respectively.

  Deferred Rent

      Rent expense on noncancellable leases containing known future scheduled rent increases are recorded on a straight-line basis over the term of the respective leases. The excess rent expense over rent paid is accounted for as deferred rent.

  Income Taxes

      The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

      Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  Impairment of Long-lived Assets

      In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, whenever events or changes

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

1. Organization and Summary of Significant Accounting Policies (Continued)

in circumstances indicate that the carrying amount of its assets might not be recoverable, the Company, using its best estimates based upon reasonable and supportable assumptions and projections, reviews the carrying value of long-lived assets for impairment. Impairment for long-lived assets to be held is measured by comparing the carrying amount of the asset to its fair value. Impairment is reviewed at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. The Company performs such analysis on an individual store basis and estimates fair values based on sales prices for comparable assets. The Company measures impairment for long-lived assets to be disposed of at the lower of the carrying amount or net realizable value (fair market value less cost to dispose). The Company identified two under-performing stores and closed these locations in fiscal 2001. Accordingly, the Company recorded an impairment loss of $722,000, which is included in selling, general and administrative expenses in fiscal 1999.

  Stock Based Compensation

      Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, to account for stock-based compensation. The Company has decided to retain the current intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation.

  Revenue Recognition

      Retail merchandise sales are recognized at the point of sale, less estimated sales returns. A reserve is provided for anticipated returns based on historical experience.

  Store Pre-opening Costs

      Costs incurred in connection with the opening of a new store are expensed as incurred.

  Earnings Per Share

      Basic earnings per share is computed based on the weighted average outstanding common shares. Dilutive earnings per share is computed based on the weighted average outstanding shares and potentially dilutive stock options and warrants.

  Fair Value of Financial Instruments

      Financial instruments, including cash and cash equivalents, accounts payable, accrued expenses, income tax payable and capital lease obligations are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. Interest on long-term debt is primarily based on variable rates; therefore, management believes the carrying amounts for the outstanding borrowings approximate fair value. There was no long-term debt at September 29, 2001.

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

1. Organization and Summary of Significant Accounting Policies (Continued)

  Comprehensive Income

      The Company has adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. Net income was the same as comprehensive income for all periods presented.

  Advertising Costs

      Advertising costs are expensed as incurred and were $379,116, $157,733 and $1,410,816, for the years ended September 25, 1999, September 30, 2000 and September 29, 2001, respectively.

  Reclassifications

      Certain amounts in the prior years financial statements have been reclassified to conform with the fiscal 2001 presentation.

2. Fixed Assets

      Fixed assets consist of the following:

	September 30,	September 29,
	2000	2001

Leasehold improvements	$50,834,920	$74,645,007
Furniture and fixtures	13,497,799	17,027,076
Equipment and vehicles	6,442,643	11,288,623

	70,775,362	102,960,706
Less accumulated depreciation and amortization	(16,501,472)	(25,610,130)

	$54,273,890	$77,350,576

3. Notes Receivable from Officers

      In April 1999, the Company loaned $1,000,000 under a note agreement to its Chief Executive Officer. The full amount of the note was secured by a pledge of 750,000 shares of Common Stock of the Company, plus any shares obtained by the officer in the future. The entire amount of outstanding principal and accrued interest was repaid in October 1999.

4. Credit Arrangements

      At September 29, 2001, the Company has an unsecured $15.0 million revolving credit agreement. Interest on the revolving facility is payable quarterly at either (i) the Bank’s Base Rate, as defined, or (ii) the Bank’s Eurodollar Rate plus 1.00%, at the Company’s option, subject to certain adjustments. All outstanding borrowings under the revolving credit facility are due on the maturity date, December 23, 2004. At September 29, 2001, there was no outstanding debt under the revolving credit facility. The bank credit agreement requires that the Company maintain certain financial ratios and restricts future liens and indebtedness, sales of assets and dividend payments. As of September 29, 2001, the Company is in compliance with the terms of the bank credit agreement.

      During fiscal 2000, the Company repaid the outstanding balance of a prior $32.0 million secured revolving credit facility primarily through proceeds from the Company’s initial public offering and from

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

4. Credit Arrangements (Continued)

operational cash flows. In connection with the repayment of this borrowing and termination of the related agreement, unamortized deferred financing costs were written off in December 1999 resulting in an extraordinary item charge of $311,314, net of taxes.

      In connection with the original bank credit agreement, the Company issued warrants to purchase approximately 413,560 shares of the Company’s Common Stock at $1.00 per share. The number of shares of Common Stock issuable under the warrant increased by an aggregate of 216 shares pursuant to certain anti-dilution provisions. On October 19, 1999, the warrants were exercised in conjunction with the Company’s initial public offering in a cashless transaction resulting in the issuance of 376,180 shares of the Company’s Common Stock.

      Pursuant to the terms of the bank credit agreement, the Company can issue up to $5.0 million of documentary or standby letters of credit. The Company is charged a fee equal to the Bank’s Eurodollar Rate for the average daily face amount of outstanding letters of credit and customary issuance and amendment charges. Fees are paid quarterly in arrears and charges are paid as incurred. At September 30, 2000 and September 29, 2001, there were outstanding letters of credit in the amount of $1.4 million and $2.3 million, respectively.

5. Subordinated Notes Payable to Related Parties

      The Company had two senior subordinated note agreements with affiliated investors that were paid off in June 1999. Interest accrued at 12.5% and was due semi-annually. Principal was due upon maturity of the notes, September 27, 2003. The Company recognized interest expense of $1,349,900 for the year ended September 25, 1999.

      In conjunction with the issuance of the two senior subordinated notes, the Company issued warrants to purchase approximately 1,964,410 shares of Common Stock at $1.00 per share. The number of shares of Common Stock issuable under these warrants increased by an aggregate of 1,030 shares pursuant to certain anti-dilution provisions. The warrants are exercisable immediately and expire on September 27, 2006. The warrants were valued at approximately $722,000, which were included in deferred financing costs and were being amortized on a straight-line basis over the term of the notes. The fair value of the warrants was estimated at the date of grant using the minimum value method with the following assumptions: risk free interest rate of 6.0%; an expected warrant life of 7.5 years; and no annual dividends.

      In connection with the repayment of all outstanding principal under the two agreements in June 1999, the Company incurred a prepayment fee of $255,200, which was charged to income in the accompanying statement of income for the year ended September 25, 1999 and accounted for as an extraordinary item. In addition, unamortized warrant issue costs of approximately $263,900, were written off in June 1999 resulting in total extraordinary item charges of $519,100, net of taxes.

6. Commitments

  Leases

      The Company leases its retail stores, distribution centers, and office facilities under various operating leases that expire between 2001 and 2014. Under certain retail store leases, the Company is required to pay the greater of a minimum lease payment or 5% to 11% of annual sales volume. Rent expense, including reimbursement of the Company’s proportional share of common area maintenance expenses, for the years ended September 25, 1999, September 30, 2000 and September 29, 2001 was $22,837,051, $32,266,022 and $44,219,476, respectively, including $1,122,680, $1,343,794 and $1,708,916, respectively, of contingent rentals.

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

6. Commitments (Continued)

      The following is a summary of the annual future minimum capital and operating lease commitments as of September 29, 2001:

	Capital	Operating
	Leases	Leases

Year ending September:
2002	$47,420	$35,815,619
2003	—	36,504,744
2004	—	36,616,471
2005	—	35,518,609
2006	—	33,641,382
Thereafter	—	134,881,972

Total minimum lease payments	$47,420	$312,978,797

Less amount representing interest	(2,403)

Present value of net minimum lease payments	$45,017

  License Agreement

      In conjunction with the acquisition of Rampage assets on September 30, 1997, the Company entered into a license agreement enabling the Company to operate stores under the Rampage name. The license fee is calculated as the greater of an annual fee (ranging between $300,000 to $450,000) or a percent of sales at stores operating under the Rampage name (ranging between 1.0% and 1.5%). The license agreement is for an initial term of four years with an automatic option to renew for another four years. The agreement may be renewed for ten additional four-year periods, provided certain conditions are met. Currently, management believes the license agreement will be renewed for at least four additional periods. License fees are recorded monthly based on the greater of a percentage of sales or the annual fee, as defined. License fees incurred during the years ended September 25, 1999, September 30, 2000 and September 29, 2001 were $451,723, $608,439 and $690,587, respectively, and are included in selling, general and administrative expenses.

7. Equity

  Stock Options

      In 1996, the Company established a Long-Term Incentive Plan (the 1996 Plan). The 1996 Plan provides for the issuance of shares of Common Stock under incentive stock options and non-qualified stock options. Options vest ratably at 20% per year over five years from the date of the grant, subject to certain acceleration provisions and are exercisable for a period of up to ten years from the date of grant. Incentive stock options are granted at prices that approximate the fair value of the common shares at the date of grant as determined by the Board of Directors.

      In May 1999, the Company established a 1999 Long-Term Incentive Plan (the 1999 Plan). The 1999 Plan provides for the issuance of shares of Common Stock under non-qualified stock options and stock appreciation rights. The exercise price of options shall not be less than 85% of the fair market value at the date of grant, or 110% in the case of any person possessing 10% combined voting power of all classes of stock of the Company. The Company’s Board of Directors determines the vesting and other provisions of option and stock appreciation rights granted under the 1999 Plan. In July 1999, the Company’s Board of Directors resolved that no further stock option grants will be made from the 1996 Plan or the 1999 Plan.

      Pursuant to the terms of the grant in October 1996, upon completion of the Company’s initial public offering on October 19, 1999, vesting for options to purchase 274,500 shares of Common Stock related to the

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

7. Equity (Continued)

Chief Executive Officer was accelerated and the options became fully vested. The Company has determined the stock option award to be a fixed award and as such, no compensation was recorded.

      The Company’s Board of Directors and stockholders adopted the 1999 Equity Incentive Plan, effective as of the completion of its initial public offering. The 1999 Equity Incentive Plan permits the grant of options that qualify as incentive stock options and non-qualified options. The option exercise price of each option shall be determined by the compensation committee of the Board of Directors. In the case of incentive stock options, however, the exercise price shall not be less than 100% of the fair market value of the shares on the date of grant, or 110% in the case of incentive stock options granted to an individual with ownership in excess of certain limits. Subject to adjustment for stock splits and similar events, the total number of shares of Common Stock that can be issued under the 1999 Equity Incentive Plan is 1,250,000 shares. The terms of these options will be substantially the same as other options previously issued.

      A summary of the Company’s stock option activity and related information for the plans is as follows:

		Weighted Average
	Options	Exercise Price

Outstanding at September 26, 1998	1,773,000	$1.41
Granted	120,000	7.00
Cancelled	(57,600)	1.00
Exercised	(10,800)	1.00

Outstanding at September 25, 1999	1,824,600	1.80
Granted	270,000	11.19
Cancelled	(10,500)	11.00
Exercised	(156,500)	1.02

Outstanding at September 30, 2000	1,927,600	3.12
Granted	443,000	15.23
Cancelled	(24,600)	9.93
Exercised	(359,800)	2.69

Outstanding at September 29, 2001	1,986,200	$5.82

Exercisable, September 25, 1999	648,600	$1.31
Exercisable, September 30, 2000	1,130,800	$1.50
Exercisable, September 29, 2001	1,055,850	$1.83

      The following table summarizes information about stock options outstanding as of September 29, 2001:

	Options Outstanding			Options Exercisable

		Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Outstanding	Exercise Price

$1.00	866,500	5.0	$1.00	712,675	$1.00
$2.00 — $7.00	455,100	5.8	$3.20	302,575	$2.26
$11.00 — $13.50	471,600	8.6	$11.23	35,600	$11.35
$20.04 — $27.00	193,000	9.9	$20.39	5,000	$27.00

      The weighted average fair value of options granted was $2.56, $8.29 and $11.27 for the years ended September 25, 1999, September 30, 2000 and September 29, 2001, respectively.

      The Company has recorded deferred compensation in connection with the grants of certain stock options to employees during the year ended September 25, 1999. The options were granted at the then deemed fair

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

7. Equity (Continued)

value of $7.00 per share. In conjunction with the Company’s initial public offering registration statement, the Company revised the estimate of the deemed fair value of its Common Stock resulting in $720,000 of deferred compensation. The deemed fair value per share represents a discount from the initial public offering per share price and is attributable to restrictions on the availability of these shares for sale (vesting provisions) and improved operating results since the date of their grant. The deferred compensation is being amortized ratably over the vesting period of the respective options. No deferred compensation was recorded for option grants prior to this period which were granted at exercise prices equal to the deemed fair value, as determined by the Company’s Board of Directors based on valuation analyses of publicly traded peer companies.

      Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. For options granted through October 18, 1999, the fair value of options granted were estimated at the date of grant using the minimum value option pricing model with the following weighted-average assumptions: risk free interest rate of 6%, dividend yield of 0%, and weighted-average expected life of the option of five years. For options granted from October 19, 1999 to September 29, 2001, the fair value of the options was estimated at the date of grant using the Black-Scholes method for option pricing with the following weighted average assumptions: risk-free interest rate of 6%, dividend yield of 0%, expected volatility of 70% and weighted average expected life of the option of five years.

      The minimum value option-pricing model is similar to the Black-Scholes option valuation model that was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, except that it excludes the factor of volatility. In addition, option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company’s pro forma information follows:

	Years Ended

	September 25,	September 30,	September 29,
	1999	2000	2001

Net income as reported	$11,495,489	$18,760,092	$21,490,751
Pro forma net income	$11,392,119	$17,863,372	$20,573,751
Net income per share basic as reported	$0.63	$0.93	$1.04
Pro forma	$0.62	$0.89	$1.00
Net income per share diluted as reported	$0.54	$0.82	$0.92
Pro forma	$0.53	$0.78	$0.88

  Stock Purchase Plan

      On September 27, 1999, the Company approved the adoption of the 1999 Employee Stock Purchase Plan (“the Plan”), which authorized up to 350,000 shares of Common Stock for employee purchase through payroll deductions at 85% of fair market value. All employees of the Company who have completed at least six months of employment and work at least 20 hours per week, are eligible to participate, except for employees who own Common Stock or options on such common stock which represents 5% or more of the Company. There were 25,932 and 23,535 shares issued under the Plan during the years ended September 30, 2000 and September 29, 2001, respectively.

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

7. Equity (Continued)

  Shares Reserved for Future Issuance

	September 30,	September 29,
	2000	2001

Conversion of warrants	1,965,440	1,965,440
Stock options issued and outstanding	1,927,600	1,986,200
Common shares authorized for future stock option grants	490,500	568,100
Shares authorized for issuance under Employee Stock Purchase Plan	324,068	300,533

Shares reserved for future issuance	4,707,608	4,820,273

  Stock Split

      In connection with the completion of its initial public offering on October 19, 1999, the Company approved a 100-for-1 stock split. In addition, the Company’s certificate of incorporation was amended upon completion of its initial public offering, to authorize the issuance of up to 100,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock. Consequently, the stock option data and per share data, throughout the consolidated financial statements and the notes to the consolidated financial statements, have been restated to reflect the stock split.

8. Income Taxes

      Income taxes consist of the following:

	Years Ended

	September 25,	September 30,	September 29,
	1999	2000	2001

Current:
Federal	$7,801,816	$10,437,978	$12,853,895
State	1,523,576	1,813,000	2,240,000

	9,325,392	12,250,978	15,093,895
Deferred:
Federal	(526,703)	603,900	(1,456,600)
State	(98,297)	126,500	(267,300)

	(625,000)	730,400	(1,723,900)

Income Taxes	$8,700,392	$12,981,378	$13,369,995

      A reconciliation of the calculated income tax provision based on statutory tax rates in effect and the effective tax rate follows:

	Years Ended

	September 25,	September 30,	September 29,
	1999	2000	2001

Tax at U.S. statutory rates	$7,250,183	$11,218,474	$12,201,261
State income taxes, net of federal tax benefit	908,862	1,260,476	1,343,707
Non-deductible expenses	197,761	266,493	223,295
Other, net	343,586	235,935	(398,268)

	$8,700,392	$12,981,378	$13,369,995

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

8. Income Taxes (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	September 30,	September 29,
	2000	2001

Deferred tax assets:
Inventory	$1,055,750	$1,581,945
Deferred rent	1,507,767	2,281,840
State income taxes	421,421	339,500
Employee benefit programs	174,250	276,928
Other accrued expenses	635,575	1,599,787

Total deferred tax assets	3,794,763	6,080,000
Deferred tax liabilities:
Tax over book depreciation	(2,797,765)	(3,417,044)
Intangibles	(1,136,998)	(962,956)

Total deferred tax liabilities	(3,934,763)	(4,380,000)

Net deferred tax assets (liabilities)	$(140,000)	$1,700,000

9. Supplemental Cash Flows Disclosures

	Years Ended

	September 25,	September 30,	September 29,
	1999	2000	2001

Income tax benefit of stock option transactions	$26,000	$627,160	$3,053,585
Cash paid during the year for:
Interest	$3,731,697	$348,142	$33,800
Income taxes, net	$8,911,510	$6,636,600	$9,998,757

10. Related Party Transactions

      The Company expensed a management fee of $250,000 to its majority stockholder during each of the years ended September 25, 1999, September 30, 2000, and September 29, 2001. This fee terminates at any time when the majority stockholder owns less than 1,820,735 shares of common stock, including shares of common stock issuable upon exercise of outstanding warrants.

      The Company, its majority stockholder and its CEO have entered into a stockholders agreement. This agreement provides that (1) as long as the majority stockholder owns more than 25% but less than 50% of the Company’s outstanding shares, it will have the right to nominate three directors and (2) as long as the majority stockholder owns at least 1,820,735 shares of common stock, including shares of common stock issuable upon exercise of outstanding warrants, it will have the right to nominate two directors. The stockholders agreement grants the Company’s CEO certain tag along rights in the event of a private sale by the majority stockholder of its shares of common stock. The stockholders agreement also grants, subject to limitations and exceptions, demand and piggyback registration rights to the majority stockholder and piggyback registration rights to the CEO.

      For the years ended September 25, 1999, September 30, 2000 and September 29, 2001, the Company purchased approximately $89,000, $275,000 and $681,000, of merchandise from a company primarily owned by family members of one of the Company’s officers.

CHARLOTTE RUSSE HOLDING, INC.

Notes to Consolidated Financial Statements — (Continued)

11. Employee Savings Plan

      The Company has an Internal Revenue Code Section 401(k) profit-sharing plan (the Plan) for eligible employees. The Plan is funded by employee contributions and provides for the Company to make discretionary contributions. The Company matches 25% of participants’ contributions up to 4% of eligible compensation. Amounts contributed and expensed under this plan were $50,062, $65,000 and $80,000 for the years ended September 25, 1999, September 30, 2000 and September 29, 2001, respectively.

12. Earnings Per Share

	Years Ended

	September 25,	September 30,	September 29,
	1999	2000	2001

Net income	$11,495,489	$18,760,092	$21,490,751

Income before extraordinary item	$12,014,589	$19,071,406	$21,490,751

Income before extraordinary item per share:
Basic	$0.66	$0.95	$1.04
Effect of dilutive stock options	(0.03)	(0.04)	(0.04)
Effect of dilutive warrants	(0.06)	(0.08)	(0.08)

Diluted	$0.57	$0.83	$0.92

Earnings per share:
Basic	$0.63	$0.93	$1.04
Effect of dilutive stock options	(0.03)	(0.04)	(0.04)
Effect of dilutive warrants	(0.06)	(0.07)	(0.08)

Diluted	$0.54	$0.82	$0.92

Weighted average number of shares
Basic	18,304,000	20,084,000	20,596,000
Effect of dilutive stock options	844,000	924,000	956,000
Effect of dilutive warrants	2,086,000	1,837,000	1,876,000

Diluted	21,234,000	22,845,000	23,428,000

CHARLOTTE RUSSE HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

	September 29,	March 30,
	2001	2002

	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,031,398	$11,532,232
Inventories	23,536,420	25,187,136
Other current assets	2,560,153	2,921,809
Deferred tax assets	3,700,000	4,000,000

Total current assets	39,827,971	43,641,177
Fixed assets, net	77,350,576	90,048,014
Goodwill, net	28,790,000	28,790,000
Other assets	1,452,387	1,426,533

Total assets	$147,420,934	$163,905,724

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable trade	$19,607,137	$23,179,665
Accounts payable other	4,825,946	3,348,405
Accrued payroll and related expense	1,931,838	2,669,265
Income and sales taxes payable	5,091,687	2,636,131
Other current liabilities	5,928,411	7,984,294

Total current liabilities	37,385,019	39,817,760
Notes payable to bank	—	—
Deferred rent	5,574,982	6,963,451
Other liabilities	269,470	178,883
Deferred tax liabilities	2,000,000	1,900,000

Total liabilities	45,229,471	48,860,094
Commitments
Stockholders’ equity:
Preferred Stock $0.01 par value, 3,000,000 shares authorized, none issued and outstanding	—	—
Common Stock $0.01 par value, 100,000,000 shares authorized, issued and outstanding shares — 20,802,747 at September 29, 2001 and 21,180,683 at March 30, 2002	208,028	211,807
Additional paid-in capital	40,038,464	41,859,186
Deferred compensation	(372,000)	(225,000)
Retained earnings	62,316,971	73,199,637

Total stockholders’ equity	102,191,463	115,045,630

Total liabilities and stockholders’ equity	$147,420,934	$163,905,724

See accompanying notes.

CHARLOTTE RUSSE HOLDING, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six Months Ended

	March 31,	March 30,
	2001	2002

Net sales	$157,080,175	$198,007,892
Cost of goods sold, including buying, distribution and occupancy costs	107,101,611	142,886,501

Gross profit	49,978,564	55,121,391
Selling, general and administrative expenses	30,743,073	37,216,115
Amortization of goodwill	447,684	—

Operating income	18,787,807	17,905,276
Other income (expense):
Interest income, net	209,337	83,715
Other charges, net	(140,522)	(148,556)

Total other income (expense)	68,815	(64,841)

Income before income taxes	18,856,622	17,840,435
Income taxes	7,448,366	6,957,769

Net income	$11,408,256	$10,882,666

Earnings per share:
Basic	$0.56	$0.52

Diluted	$0.49	$0.46

Weighted average shares outstanding:
Basic	20,440,085	20,887,675

Diluted	23,284,617	23,607,835

See accompanying notes.

CHARLOTTE RUSSE HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended

	March 31,	March 30,
	2001	2002

Operating Activities
Net income	$11,408,256	$10,882,666
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,886,827	6,384,758
Deferred rent	935,381	1,388,468
Amortization of deferred compensation	72,000	54,000
Loss on disposal of asset	216,856	23,745
Deferred income taxes	(140,000)	(400,000)
Changes in operating assets and liabilities:
Inventories	(2,842,225)	(1,650,715)
Other current assets	(255,096)	(361,656)
Accounts payable trade	5,811,501	3,572,528
Accounts payable other	(4,150,279)	(1,477,541)
Accrued payroll and related expense	265,760	737,427
Income and sales taxes payable	(619,476)	(1,411,051)
Other current liabilities	1,617,242	2,100,900
Other liabilities	—	(90,587)

Net cash provided by operating activities	17,206,747	19,752,942
Investing Activities
Purchases of fixed assets	(9,911,891)	(19,061,523)
Other assets	11,102	(18,564)

Net cash used in investing activities	(9,900,789)	(19,080,087)
Financing Activities
Payments on capital leases	(39,478)	(45,017)
Proceeds from notes payable to bank	6,300,000	11,000,000
Payments on notes payable to bank	(6,300,000)	(11,000,000)
Proceeds from issuance of common stock	2,420,474	872,996

Net cash provided by (used in) in financing activities	2,380,996	827,979

Net increase in cash and cash equivalents	9,686,954	1,500,834
Cash and cash equivalents at beginning of the period	3,829,352	10,031,398

Cash and cash equivalents at end of the period	$13,516,306	$11,532,232

See accompanying notes.

CHARLOTTE RUSSE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

      The accompanying unaudited consolidated financial statements of Charlotte Russe Holding, Inc. (the “Company”) have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Certain information and footnote disclosures required by accounting principles generally accepted in the United States, for complete financial statements have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited financial statements contain all material adjustments, consisting of normal recurring accruals, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods indicated, and have been prepared in a manner consistent with the audited financial statements as of September 29, 2001.

      Due to the seasonal nature of the Company’s business, the results of operations for the three month period ended December 29, 2001 are not necessarily indicative of the results of a full fiscal year.

      These financial statements should be read in conjunction with the audited financial statements and the footnotes for the fiscal year ended September 29, 2001 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

2. Net Income Per Common Share

      In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” the following table reconciles income and share amounts utilized to calculate basic and diluted net income per common share.

	For the Six Months Ended

	March 31,	March 30,
	2001	2002

Net income	$11,408,256	$10,882,666

Earnings Per Share:
Basic	$0.56	$0.52
Effect of dilutive securities stock options	(0.02)	(0.02)
Effect of dilutive securities warrants	(0.05)	(0.04)

Diluted	$0.49	$0.46

Weighted average number of shares:
Basic	20,440,085	20,887,675
Effect of dilutive securities stock options	980,376	860,590
Effect of dilutive securities warrants	1,864,156	1,859,570

Diluted	23,284,617	23,607,835

PROSPECTUS

4,500,000 Shares

Common Stock

        This prospectus is being used by certain of our existing stockholders to offer and sell 4,500,000 shares of our common stock. The prices at which these selling stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in privately negotiated transactions. We will not receive any of the proceeds from the sale of these shares of common stock. We will pay for all expenses relating to the distribution of these shares of common stock, except that the selling stockholders will pay any selling commissions and discounts.

      Our common stock is quoted on The Nasdaq National Market under the symbol “CHIC” On March 28, 2002, the last sale price of our common stock as reported on The Nasdaq National Market was $25.94.

      Investing in our common stock involves risks. You should carefully review the Risk Factors section of this prospectus beginning on page 3 for the risks and uncertainties that you should consider.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 5, 2002

      The stylized and non-stylized Charlotte Russe® trademarks and the Charlotte’s Room™ trademark referred to in this prospectus are federally registered in the United States, and the ™ and certain product-related Charlotte’s Room™ trademarks referred to in this prospectus are subject to pending applications for registration. These trademarks are the property of Charlotte Russe Holding, Inc. or its subsidiaries. The Rampage® trademark referred to in this prospectus is federally registered in the United States and is used by Charlotte Russe under a license agreement with Rampage Clothing Company. The use of the Rampage trademark by other parties, including other apparel manufacturers and retailers, should not be attributed to our business. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE COMPANY

      We are a rapidly growing, mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women between the ages of 15 and 35. We have two distinct, established store concepts, “Charlotte Russe” and “Rampage,” and we are currently developing and testing an additional store concept, “Charlotte’s Room.” As of February 28, 2002, we operated a total of 219 stores throughout 29 states and Puerto Rico. Through our fashion content, merchandise mix, existing store layout and design and striking merchandise presentation, we project fashion attitudes that appeal to customers from a broad range of socioeconomic, demographic and cultural profiles. In addition, the breadth of our merchandise enables our customers to assemble coordinated and complete outfits that satisfy many of their lifestyle needs. We believe that our test-and-reorder strategy, together with our use of primarily domestic vendors, enables us to anticipate, identify and capitalize upon the fashion preferences of our target customers.

      Our Charlotte Russe stores offer fashionable, affordable apparel and accessories that have been tested and accepted by the marketplace, thus appealing to women who prefer established fashion trends. Our Rampage stores feature emerging fashion trends and thus appeal to women with a flair for making fashion statements and who are willing to pay somewhat higher prices to create a cutting edge look. These two store concepts are located primarily in high-visibility, center court mall locations in spaces that average approximately 7,300 square feet. These stores, which are generally twice as large as those of most of our mall-based competitors, are designed to create an environment that is exciting to shop and accentuates the fashion, breadth and value of our merchandise selection. Our ten Charlotte’s Room stores, which feature accessories, gifts and home décor items for the fashion-driven 11 to 17 year olds, average approximately 3,200 square feet and are designed to create an ageless, playful shopping environment.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the following factors before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and operating results could suffer. In this case, the trading price of our common stock could decline and you could lose all or part of your investment.

We intend to continue to open new stores at a rapid rate, which could strain our resources and cause us to operate our business less effectively.

      Our growth will largely depend on successfully opening and operating new stores. During our fiscal year ended September 29, 2001, we opened 54 new stores, of which 49 were Charlotte Russe and Rampage stores, and we closed two Charlotte Russe stores. The net addition of 47 stores represented an increase of approximately 35% from the number of stores open at the end of the fiscal year ended September 30, 2000. We plan to open at least 55 new Charlotte Russe and Rampage stores during the fiscal year ending September 28, 2002, an increase of 31% from the end of the prior fiscal year for these chains, of which 29 Charlotte Russe and Rampage stores have been opened as of February 28, 2002. We intend to continue to increase our number of Charlotte Russe and Rampage stores by approximately 25-30% per year for at least the next few years. To meet this planned expansion, we recently increased our distribution center capacity and expect that we will have transitioned our operations for our Charlotte Russe stores to this new facility by the end of April 2002. To the extent we experience any significant transition problems, our operations may be negatively impacted. We will also need to continually monitor and upgrade our management information and other systems. This rapid expansion also will place increased demands on our managerial, operational and administrative resources. These demands and needs will be even greater and require more complex solutions to the extent we expand the Charlotte’s Room concept beyond our current plans. These increased demands and operating complexities could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and slow our new store growth.

We are continuing to test and make adjustments to our new Charlotte’s Room concept, but we cannot assure you that the concept will warrant additional store growth or, if we add additional stores, that the concept will gain market acceptance.

      We are currently operating ten Charlotte’s Room stores, a new concept featuring accessories, gifts and home decor items for fashion-driven 11 to 17 year olds. This concept is unproven and still in the early stages of development. While we believe that Charlotte’s Room may have the potential for expansion into a national chain, we are continuing to vary our merchandise mix and other aspects of the concept in an effort to achieve consistent results that, in our judgment, would warrant further expansion of this concept. We cannot assure you that we will achieve results that will cause us to open additional Charlotte’s Room stores or that, if we do open additional Charlotte’s Room stores, the concept will be profitable.

Our planned expansion involves a number of risks that could prevent or delay the successful opening of new stores as well as impact the performance of our existing stores.

      Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside of our control;

•	negotiate acceptable lease terms, including desired tenant improvement allowances;

•	source sufficient levels of inventory to meet the needs of new stores;

•	hire, train and retain store personnel;

•	successfully integrate new stores into our existing operations; and

•	satisfy the fashion preferences of new geographic areas.

      In addition, many of our new stores will be opened in regions of the United States in which we currently have few or no stores. The expansion into new markets may present competitive, merchandising and distribution challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business and results of operations. In addition, to the extent our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

The decline in general economic conditions has led to reduced consumer demand for our apparel and accessories.

      Consumer spending habits, including spending for the fashionable apparel and related accessories that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. The general slowdown in the United States economy and the uncertain economic outlook has adversely affected consumer spending habits and mall traffic, which has resulted in, and may continue to result in, lower net sales than expected on a quarterly or annual basis and which may cause us to delay or slow our expansion plans.

Our stores are heavily dependent on the customer traffic generated by shopping malls.

      Most of our store locations are not sufficiently concentrated to make significant marketing expenditures cost effective. As a result, we depend heavily on locating our stores in prominent locations within successful shopping malls in order to generate customer traffic. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls or the success of individual shopping malls.

If at any time our comparable store sales and quarterly results of operations decline or do not meet the expectations of research analysts, the price of our common stock could decline substantially.

      Our quarterly results of operations for our individual stores have fluctuated in the past and can be expected to continue to fluctuate in the future. For instance, our quarterly comparable store sales increases have ranged as high as 6.4% and as low as a negative 12.1% over the past nine quarters. Our net sales and operating results are typically lower in the second quarter of our fiscal year due to the traditional retail slowdown immediately following the winter holiday season. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

•	the timing of new store openings and the relative proportion of new stores to mature stores;

•	fashion trends;

•	calendar shifts of holiday or seasonal periods;

•	the effectiveness of our test-and-reorder strategy in maintaining appropriate inventory levels;

•	changes in our merchandise mix;

•	timing of promotional events;

•	general economic conditions and, in particular, the retail sales environment;

•	actions by competitors or mall anchor tenants;

•	weather conditions; and

•	the level of pre-opening expenses associated with new stores.

Our success depends on our ability to identify and rapidly respond to consumer fashion tastes.

      The apparel industry is subject to rapidly evolving fashion trends and shifting consumer demands. Accordingly, our success is heavily dependent both on the priority our target customers place on fashion and on our ability to anticipate, identify and capitalize upon emerging fashion trends. Current fashion tastes place significant emphasis on a fashionable look. In the past this emphasis has increased and decreased through fashion cycles and decreased emphasis has adversely affected our results. Although we rely on a test-and-reorder merchandise strategy to minimize our exposure to misjudging fashion tastes and to reduce inventory risks, we cannot assure you that this strategy will continue to be successful. Our failure to anticipate, identify or react appropriately to changes in styles, trends, desired images or brand preferences could lead to, among other things, excess inventories and higher markdowns, as well as decreased appeal of our brands.

Our business and reputation may be adversely affected if our Rampage stores are associated with negative publicity related to the use of the Rampage trademark by other parties.

      In connection with the acquisition of our Rampage stores, we acquired the exclusive right within the United States to use the Rampage trademark on exterior and interior signage identifying our Rampage stores, as well as the non-exclusive right within the United States to use the Rampage trademark for promotional and advertising materials. We do not, however, have the right to use the Rampage trademark on our merchandise. The right to market merchandise under the Rampage trademark was retained by Rampage Clothing Company. Further, nothing in our license agreement with Rampage Clothing Company prohibits the sale of merchandise bearing the Rampage trademark by other parties or the licensing of the Rampage trademark to other parties. In fact, Rampage Clothing Company has licensed the trademark to other parties. We believe a positive Rampage brand image is important to our success. Accordingly, if the merchandise sold by the Rampage Clothing Company or other parties under the Rampage trademark is of low quality or if the Rampage Clothing Company or these parties otherwise engage in activities that negatively affect the Rampage trademark or are otherwise inconsistent with our Rampage store concept, consumers could lose confidence in our merchandise and our reputation and business could be materially adversely affected.

Our market share may be adversely impacted at any time by a significant number of competitors.

      We operate in a highly competitive environment characterized by low barriers to entry. We compete against a diverse group of retailers, including national and local specialty retail stores, regional retail chains, traditional department stores and, to a lesser extent, mall merchandisers. Our market share and results of operations may be adversely impacted by this significant number of competitors. Many of our competitors also are larger and have substantially greater resources than we do.

We rely on our good relationships with vendors to implement our business strategy successfully.

      Our business is dependent on continued good relations with our vendors. In particular, we believe that we generally are able to obtain attractive pricing and other terms from vendors because we are perceived as a desirable customer. Our test-and-reorder merchandise strategy also relies in large part on our ability to obtain merchandise from our vendors within three to six weeks from the date of order. Our failure to maintain good relations with our vendors could increase our exposure to changing fashion cycles, which may in turn lead to increased inventory markdown rates.

Our operations, as well as a substantial number of our stores, are concentrated in the Southwest, which makes us susceptible to adverse conditions in this region.

      Our headquarters and distribution centers are located in California, and a substantial number of our stores are located in California and the Southwest. As a result, our business is more susceptible to regional factors than are the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, demographic and population changes and fashion tastes. Further, a natural disaster or other catastrophic event, such as an earthquake, affecting southern California could significantly disrupt our operations.

      The state of California is currently experiencing an energy crisis. Although we have not experienced material increases in either our cost of goods sold or overall operating expenses as a result of this crisis, if the crisis continues or becomes more severe, our energy costs may increase significantly in the future for our

California based operations. Any such increase could be material and could adversely affect our margins and our profitability.

Our failure to retain our existing senior management team could adversely affect our business.

      Our business requires disciplined execution at all levels of our organization in order to deliver and display fashionable merchandise in appropriate quantities in our stores in a timely fashion. This execution requires experienced and talented management. We currently have a management team with a great deal of experience with us and in apparel retailing. If we were to lose the benefit of this experience, and in particular if we were to lose the services of Bernard Zeichner, our Chief Executive Officer, or Harriet Bailiss-Sustarsic, our President and Chief Merchandising Officer, our business could be adversely affected. We do not maintain key man insurance on any of the members of our management team.

We are controlled by a small group of existing stockholders whose interests may differ from other stockholders.

      Two investment funds managed by Saunders Karp & Megrue, L.L.C. will beneficially own approximately 44.7% of our common stock after the offering, assuming all shares of such funds covered by this prospectus are sold. Accordingly, they will continue to have significant influence in determining the outcome of all matters submitted to stockholders for approval, including the election of directors and significant corporate transactions. The interests of these stockholders may differ from the interests of other stockholders and their concentration of ownership may have the effect of delaying or preventing a change in control that may be favored by other stockholders. In addition, under a stockholders agreement, these funds collectively have the power to (i) while they hold in the aggregate at least 25% of our outstanding common stock, nominate three directors and designate the chairman of the board of directors and (ii) while they hold in the aggregate of at least 1,820,735 shares of our common stock, including shares of common stock issuable upon exercise of outstanding warrants, nominate two directors and include one director elected by these funds on each committee of the board of directors. You should refer to the section entitled “Selling Stockholders” for more information.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares by the selling shareholders. The entire amount of the proceeds from the sale of the shares of common stock will go to the selling stockholders who offer and sell those shares.

SELLING STOCKHOLDERS

      The selling stockholders are party to a stockholders agreement in which we agreed to register shares of their common stock upon their request so long as such selling stockholders continue to collectively own at least 10% of our common stock. The registration of these shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares of common stock.

      The following table sets forth certain information, as of February 28, 2002, with respect to each of the selling stockholders and their beneficial ownership of our common stock prior to and after the sale of the shares of common stock. The number and percentage of our shares of common stock beneficially owned by the selling stockholders after the offering assumes that each selling stockholder sold all of the shares offered by this prospectus. As of February 28, 2002, there were 20,879,733 shares of outstanding common stock. The information with respect to beneficial ownership has been furnished solely by each of the respective selling stockholders.

      The number of shares beneficially owned by each selling stockholder is determined in accordance with the rules of the Securities and Exchange Commission and are not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock with respect to which each selling stockholder has sole or shared voting of investment power and any shares of common stock that such selling stockholder has the right to acquire within sixty (60) days after February 28, 2002 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange commission, that only the person or entity whose ownership is being reported has converted options and warrants into shares of common stock.

      Unless otherwise indicated, to our knowledge, each selling stockholder named in the table has sole voting and investment power with respect to their shares of common stock.

      We have two directors, Messrs. Allan Karp and David Oddi, who are members of Saunders Karp & Megrue Partners, L.L.C., which is an affiliate of the selling stockholders.

Shares Beneficially
	Owned Prior to			Shares Beneficially
	Offering		Number of	Owned After Offering
Shares
Name of Selling Stockholder	Number	Percent	Offered	Number	Percent

Saunders Karp & Megrue, L.L.C.(1)	14,717,348	64.4%	4,500,000	10,217,348	44.7%

(1)	These shares include (a) 12,620,529 shares of common stock owned by The SK Equity Fund, L.P., (b) 131,379 shares of common stock owned by the SK Investment Fund, L.P. and (c) 1,965,440 shares of common stock which may be acquired by these funds pursuant to the exercise of warrants. SKM Partners, L.P. is the general partner of each of The SK Equity Fund, L.P. and the SK Investment Fund, L.P. Saunders Karp & Megrue, L.L.C. serves as the general partner of SKM Partners, L.P. An affiliate of these funds provides us with financial advisory services. The address for each of these entities is 262 Harbor Drive, Stamford, CT 06902.

PLAN OF DISTRIBUTION

      We are registering 4,500,000 shares of our common stock on behalf of the selling stockholders. The selling stockholders may sell the shares of common stock from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sale of shares of common stock may be made on one or more exchanges or automated quotation systems, in one or more underwritten offerings, in the over-the-counter market, in privately negotiated transactions or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers or to underwriters for resale to the public. The shares of common stock may be sold by one or more of, or a combination of, the following: (a) one or more underwritten offerings; (b) a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (c) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (d) an exchange distribution in accordance with the rules of such exchange; (e) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (f) privately negotiated transactions between a selling stockholder and a purchaser without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

      If the selling stockholders use underwriters for a sale of their shares of common stock covered by this prospectus, the underwriters will acquire such shares for their own account. The underwriters may resell the shares of common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to the conditions set forth in the applicable underwriting agreement.

      In connection with any underwritten offering of the shares of common stock covered by this prospectus, any underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock. These transactions may include over-allotment, short sales and purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by underwriters of a greater number of shares of our common stock than they are required to purchase in an offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. The underwriters may also impose a penalty bid. This means that the representatives of the underwriters can reclaim a selling concession from a dealer when the shares of common stock originally sold by such dealer in an offering are purchased in a stabilizing transaction or in a transaction to cover short positions.

      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

      In connection with any underwritten offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in an offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

      The selling stockholders may also sell the shares of common stock covered by this prospectus directly to one or more purchasers through broker-dealers. In this case, the shares of common stock may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. The broker-dealers engaged may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. The broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. The compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares of common stock. The broker-dealers may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares of common stock. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

      The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares of common stock or otherwise. In these transactions, broker-dealers may engage in short sales of shares of common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares of common stock short and redeliver shares of common stock to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery of shares of common stock to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares of common stock pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares of common stock so loaned, or upon a default the broker-dealer may sell the shares of common stock so pledged, pursuant to this prospectus.

      In accordance with the applicable rules and regulations under the Securities Exchange Act of 1934, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of this prospectus to purchasers at or prior to the time of any sale of the shares of common stock.

      We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares of common stock through an underwritten offering, block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The prospectus supplement will disclose: (a) the name of each such selling stockholder and of the participating underwriters or broker-dealers; (b) the number of shares of common stock involved; (c) the price at which such shares of common stock were sold; (d) the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable; and (e) other facts material to the transaction.

      We will bear all costs, expenses and fees in connection with the registration of the shares of common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares of common stock.

      We have agreed to indemnify each selling stockholder and any underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any underwriter or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information filed by us with the Securities and Exchange Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the following public reference facilities of the Securities and Exchange Commission:

Public Reference Room Room 1024, Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C., 20549	Northeast Regional Office Woolworth Building,16th Floor 233 Broadway New York, New York 10279	Midwest Regional Office Northwest Atrium Center Suite 1400 500 West Madison Street Chicago, Illinois 60661

      You can also request copies of these documents upon payment of a duplicating fee by writing to the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate” into this prospectus information that we file with the Securities and Exchange Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. The information contained in the prospectus and information that we file with the Securities and Exchange Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. This updated and superseded information shall not, except as so modified or superseded, constitute a part of this prospectus. We are incorporating by reference the following documents: (1) our Annual Report on Form 10-K for the fiscal year ended September 29, 2001 as filed with the Commission on December 13, 2001, (2) our Proxy Statement for the Annual Meeting of Stockholders on February 12, 2002, (3) our Quarterly Report on Form 10-Q for the quarter ended December 29, 2001, as filed with the Commission on January 18, 2002 and (4) the description of the common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description. All other documents that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Charlotte Russe Holding, Inc. 4645 Morena Boulevard, San Diego, CA 92117, Attention: Chief Financial Officer, Telephone Number (858) 587-1500.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement, regardless of the time of delivery of such prospectus or prospectus supplement or of any sale of the shares of common stock.

LEGAL MATTERS

      Ropes & Gray, Boston, Massachusetts, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 29, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Executing National

Expansion

Regional Store Presence

	California	Southeast	Northeast	Southwest	Other	Total
Charlotte Russe	37	40	30	31	33	171

Rampage	11	8	12	7	5	43

Charlotte’s Room	4	1	1	4	0	10

Totals	52	49	43	42	38	224

3,910,000 Shares

Common Stock

Prospectus Supplement

               , 2002

Banc of America Securities LLC

Robertson Stephens
Credit Suisse First Boston
U.S. Bancorp Piper Jaffray
Wachovia Securities